

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003791

February 2, 2005

Kelly B. Rose
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2005

Re: ConocoPhillips
Incoming letter dated December 30, 2004

Dear Ms. Rose:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to ConocoPhillips by Curt E. Greder. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Curt E. Greder
274 Central Avenue
Edison, NJ 08817

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 30, 2004

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Curt E. Greder – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Curt E. Greder (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On December 28, 2004, the Company received a facsimile from the Proponent transmitting the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal is in the form of a resolution requesting the Company to "[e]liminate pension plan offsets and bring complete parity across the board to all existing pension plans equal to the highest pension plan offered to ConocoPhillips employees." A statement in support of the Proposal also provides that the "[P]roposal would create parity and fairness concerning pension plan benefits across the ConocoPhillips Company by eliminating current pension plan offsets of varying amounts from the predecessor company pension plans."

With regard to the eligibility of the Proponent to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, the Proponent, as President of Teamsters Local #877, originally submitted the Proposal on December 6, 2004 on behalf of Teamsters Local #877. The Proponent did not include evidence demonstrating that Teamsters Local #877 satisfied the eligibility requirements of Rule 14a-8(b), and Teamsters Local #877 does not appear on the Company's books as a registered holder. Accordingly, in a letter dated December 13, 2004, which was sent within 14 days of the Company's original receipt of the Proposal, the Company informed the Proponent of the requirements of Rule 14a-8(b) and stated the type of documents that constitute sufficient proof of eligibility. On December 28, 2004, the Company received a facsimile from the Proponent submitting the Proposal for and on behalf of himself. The Proponent's facsmile also stated that he "intend[s] to own a market value of more than $2,000 of ConocoPhillips shares through the date of the 2005 Annual Meeting of Shareholders," and enclosed a statement from the ConocoPhillips Savings Plan indicating his "shares and holdings in ConocoPhillips stock."

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting."

The Staff has consistently granted no-action relief with respect to the omission of shareholder proposals regarding the terms and conditions of retirement and pension plan benefits as relating to a company's ordinary business operations. *See, e.g.*, International Business Machines Corporation (available December 20, 2004) (excluding a proposal seeking to increase the amount of pension benefits payable to retirees); Raytheon Company (available January 30, 2004) (excluding a proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Lucent Technologies, Inc. (available November 26, 2003) (excluding a proposal regarding compensation and increasing retirement benefits); General Electric Company (available January 9, 2003) (excluding a proposal to "treat all pensioners equally"); Honeywell International, Inc. (available September 28, 2001) (excluding a proposal to retroactively remove reductions to retiree pensions); Avery Dennison Corporation (available November 29, 1999) (excluding a proposal to provide a cost of living adjustment to pension plan participants); Bell Atlantic Corporation (available October 18, 1999) (excluding a proposal to increase the retirement pension of retired management employees); Lucent Technologies Inc. (available October 4, 1999) (excluding a shareholder proposal to increase "vested pension" benefits); General Electric Company (available January 28, 1997) (excluding a proposal to adjust the pension of retirees to reflect the increase in inflation); AlliedSignal, Inc. (available November 22, 1995) (excluding a proposal to increase

pension benefits); American Telephone and Telegraph Company (available December 15, 1992) (excluding a proposal increasing pension benefits while not reducing medical benefits); The Southern Company (available February 24, 1989) (excluding a proposal relating to the discontinuance of the deduction of Social Security "payback" from retired employees' company pension checks); and Monsanto Company (available December 31, 1987) (excluding a proposal to modify the company's salaried employees' pension plan to be consistent with and equivalent to the pension plan benefits for external board members).

The Proposal, by eliminating pension plan offsets from predecessor company pension plans, clearly attempts to regulate the Company's ability to determine appropriate pension benefits for its employees. As such, the Proposal falls within the ordinary business exclusion. The Company's pension plans to which the Proposal relates are open to substantially all of the Company's employees and have over 45,000 current and former employees participating, most of whom were previously employed by the Company's predecessors or by businesses that the Company previously acquired. The appropriate treatment of employees of predecessor companies or of an acquired business for employee benefit plan purposes, especially after the terms of the merger or acquisition have been approved by appropriate corporate action, involves analysis which must take into account the Company's general compensation policies, the financial impact of the benefit plan provisions, the impact on other employees and the Company's relationship with those employees as well as other related factors. Furthermore, the determination of retirement benefits of the Company's employees is an integral part of the Company's total employee compensation package, which is designed to attract, retain, motivate and reward the Company's global workforce. Accordingly, the Company's determination of appropriate retirement and pension plan benefits is a "matte[r] of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

We acknowledge that, in the 1998 Release, the Staff noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered excludable, because the proposals would transcend day-to-day business matters and raise policy issues so significant that they would be appropriate for a shareholder vote. However, the Company does not believe that the determination of the appropriate retirement and pension plan benefits involves a significant social policy issue appropriate for stockholder consideration.

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal if the proposal relates to the redress of a personal claim or is designed to result in a benefit to the proponent that is not shared by the shareholders at large. In Exchange Act Release No. 34-20091 (August 16,

1983), the Commission noted that the purpose of the personal grievance exclusion is to insure that the shareholder proposal process is not abused by proponents attempting to achieve personal ends that are not necessarily in the common interests of a company's shareholders.

The Staff has consistently granted no-action relief with respect to the omission of shareholder proposals relating to changes in retirement and pension benefits pursuant to Rule 14a-8(i)(4). *See, e.g.*, Union Pacific Corporation (available January 31, 2000) (excluding a proposal prohibiting the discrimination against current employees formerly employed by an acquired company by not repealing a pension plan offset provision); International Business Machines Corporation (available January 20, 1998) (excluding a proposal to increase the pensions of retirees); Lockheed Corporation (available March 10, 1994) (excluding a proposal reinstating a former sick leave policy); International Business Machines Corporation (available January 25, 1994) (excluding a proposal to increase the pensions of retirees); and General Electric Company (available January 25, 1994) (excluding a proposal by a retiree to increase the pensions of retirees).

In this case, the Proponent is an employee of the Company and, as President of Teamsters Local #877, represents employees participating in the Company's pension plans. The Proposal is clearly designed to result in a benefit only to the Proponent, the members the Proponent represents and the Company's other retirees rather than the stockholders at large. Although the Company's employees and retirees may hold shares of the Company's common stock and therefore benefit from the Proposal, the vast majority of the Company's stockholders are not employees or retirees and would derive no benefit from its adoption. Moreover, any change in the offsets relating to the Company's pension plans could potentially result in additional costs to the Company and, in fact, be contrary to the interests of the stockholders at large. Accordingly, the Company believes that the Proposal may be omitted from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to the Proponent that is not shared by the stockholders at large.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2005 Annual Meeting with the Commission on or about March 21, 2005.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,



Kelly B. Rose

cc: Mr. Curt E. Greder (by FedEx)

Elizabeth A. Cook
ConocoPhillips

KEC

TEAMSTERS LOCAL 877

New Jersey Oil, Chemical and Terminal Workers
Affiliated with
INTERNATIONAL BROTHERHOOD OF TEAMSTERS

411A North Wood Avenue, Linden, New Jersey 07036
Tel.: 908-925-6707 • FAX: 908-925-6788



RECEIVED
DEC - 6 2004
JUDY LAMBETH

E. Julia Lambeth
Corporate Secretary ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

Ms. Lambeth

Enclosed in this mailing is one proposal that Teamsters Local #877 would place on the agenda of the 2005 annual shareholders meeting.

The name and address of the shareholder(s) is:

Teamsters Local #877
411A North Wood Avenue
Linden, NJ 07036

An officer of Teamsters Local #877 will be present at the 2005 annual stockholders meeting to bring this business before the meeting.

Sincerely,

Curt E. Greder

Curt E. Greder
President
Teamsters Local #877

RECEIVED
DEC - 6 2004
JUDY LAMBETH

2004
Teamsters Local #877

Proposal #1

This proposal would create parity and fairness concerning pension plan benefits across the ConocoPhillips Company by eliminating current pension plan offsets of varying amounts from the predecessor company pension plans.

1) Eliminate pension plan offsets and bring complete parity across the board to all existing pension plans equal to the highest pension plan offered to ConocoPhillips employees.



Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 13, 2004

Mr. Curt E. Greder
Teamsters Local 877
New Jersey Oil, Chemical and Terminal Workers
411A North Wood Avenue
Linden, NJ 07036

Re: Proposal for 2005 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We have received your proposal which was received December 6, 2004. We appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2005 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2005 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2005 Annual Meeting of Shareholders.

- You may submit no more than one proposal to ConocoPhillips for the 2005 Annual Meeting of Shareholders. If you have submitted more than one proposal, please indicate which single proposal you wish to submit for a vote at the 2005 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification

---

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,



Elizabeth A. Cook

E. Julia Lambeth
Corporate Secretary ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

December 28, 2004

Ms. Lambeth;

Enclosed in this mailing is one proposal that was originally put forth by Teamsters Local #877 to be placed on the agenda of the 2005 annual shareholders meeting.

You will also find enclosed the printout from HR Express of my shares and holdings in ConocoPhillips stock as represented by my Company Stock Fund and Leveraged Stock fund. The total should be adequate for the purpose of this proposal.

I am amending this proposal to comply with the suggested changes to the proposal contained in your letter of December 13, 2004.

The name and address of the shareholder is:

Curt E. Greder
274 Central Avenue
Edison, NJ 08817

My representative or myself will be present at the annual stockholders meeting to bring this business before the meeting. I intend to own a market value of more than $2,000 of ConocoPhillips shares through the date of the 2005 Annual Meeting of Shareholders.

Sincerely,



Curt E. Greder
ConocoPhillips Employee
Stockholder

2004
Curt E. Greder

Proposal #1

This proposal would create parity and fairness concerning pension plan benefits across the ConocoPhillips Company by eliminating current pension plan offsets of varying amounts from the predecessor company pension plans.

1) Eliminate pension plan offsets and bring complete parity across the board to all existing pension plans equal to the highest pension plan offered to ConocoPhillips employees.

Savings Account Balances as of Dec 27, 2004

Total Balance, less loans:	$51,107.55

ConocoPhillips Savings Plan

Leveraged Stock Fund	$2,330.32
Company Stock Fund	$10,807.45
Value Index Fund	$4,282.86
Money Market Fund	$33,686.92
Subtotal, less any loans	$51,107.55

Fax Message From:

Dec 28 '04 12:52

Name: NJII
Fax Number: 9085870707

[ ]

274 Central Avenue
Edison, NJ 08817
Phone: 732-777-9522
Fax: 732-777-9521



Fax

To:	E. Julia Lambeth	From:	Curt E. Greder
Fax:	(281) 293-4111	Date:	December 28, 2004
Phone:	281-293-4966	Pages:	4- including cover
Re:	281-293-4111	CC:	

☑ **Urgent** ☐ **For Review** ☐ **Please Comment** ☑ **Please Reply** ☐ **Please Recycle**

•Comments: This fax concerns stockholder proposals

for Annual Stockholders Meeting 2005



ATTCORP (T)

ONE ATTWAY
BEDMINSTER, NJ 07921
908. 221.2000
http://www.att.com/

NO ACT

Filed on 12/15/1992 - Period: 11/16/1992
File Number 001-01105

GSI

www.gsionline.com

Public Reference Copy

PR

December 15, 1992

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RE: American Telephone and Telegraph Company (the "Company")
Incoming letter dated November 16, 1992

The proposal seeks an increase in pension benefits to seventy-five percent of annual wages and annual cost of living increases.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(7) since it deals with a matter relating to the conduct of the Company's ordinary business operations (i.e., general compensation policy). Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company excludes the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,



Amy Bowerman Freed
Special Counsel

RECEIVED
NOV 17 1992

Robert E. Scannell
Vice President - Law and Secretary

REC'D S.E.C.
NOV 17 1992
151

32 Avenue of the Americas
New York, NY 10013-2412

November 16, 1992

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: American Telephone and Telegraph Company -
Shareholder Proposal of Gary B. Bishop -
1934 Act/Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, American Telephone and Telegraph Company ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 1993 Annual Meeting (collectively the "1993 Proxy Materials") a proposal (the "Proposal") submitted by Gary B. Bishop (sometimes referred to as "Proponent") under cover of a letter dated January 20, 1992. The Proposal is dated November 5, 1991. A copy of the Proposal and supporting statement of Proponent is enclosed.

AT&T requests the concurrence of the staff of the Division of Corporation Finance ("Division") that no enforcement action will be recommended if AT&T omits the Proposal from its 1993 Proxy Materials.

In order for AT&T to mail its 1993 Proxy Materials to shareholders in a timely fashion, the 1993 Proxy Materials must be in definitive form on or about January 20, 1993. Therefore, AT&T

would appreciate the Division's response to its request prior to such date.[1]

The Proposal requests that the Company Board

"[p]rovide a meaningful increase in pension benefits to seventy five percent (75%) of annual wages for each non-salaried employee, thereby removing the Pension Plan of non-salaried AT&T employees from contractual bargaining; and,

[a]ccomplish the foregoing with no reduction in medical benefits, with such increase to include annual raises in the Pension Plan benefits equal to the actual cost-of-living increase as determined annually by U.S. Government figures on the cost-of-living increases."

AT&T has concluded that the Proposal may be properly omitted from its 1993 Proxy Materials pursuant to the provisions of paragraph (c)(7) of Rule 14a-8, as a proposal which deals with a matter relating to the conduct of the Company's ordinary business operations; of paragraph (c)(4) of Rule 14a-8, as a proposal that relates to the redress of a personal grievance, or is designed to result in a personal benefit; of paragraph (c)(6) of Rule 14a-8, as a proposal dealing with a matter beyond the registrant's power to effectuate; and, based upon the opinion of the undersigned expressed herein, of paragraph (c)(1) of Rule 14a-8, as a proposal that is not a proper subject for shareholder action.

The specific reasons why the Company deems omission to be proper and the legal support for the conclusion that omission is proper are discussed below by reference to each paragraph of the Rule relied upon.

<u>Rule 14a-8(c)(7)</u>

Rule 14a-8(c)(7) permits omission of a proposal that deals with a matter relating to the conduct of the Company's ordinary business operations.

---

[1] The Company does not plan to file definitive copies of its 1993 Proxy Materials with the Securities and Exchange Commission until March 1, 1993. However, because a period of several weeks is required for the printing of the proxy statement, it must be in final form by January 20, 1993. This is also the date of the meeting of the Company's Board at which the proxy statement will be approved.

The Proposal involves several separate features. The Proposal seeks to (a) increase pension benefits payable under the Company's pension plan for non-management employees, (b) provide for annual cost of living increases in these benefits and (c) at the same time maintain the current level of medical benefits (presumably those payable to retirees).[2] Proponent also proposes removing the pension plan for non-management AT&T employees from contractual bargaining. Apparently this is viewed by Proponent as a condition precedent to the proposed increases in the pension benefits payable. In general, the Proposal relates to the operation of a particular Company pension plan and, in particular, focuses on the level benefits payable under the plan.

The Company submits that the operation of a pension benefit plan, in particular the determination of the benefit amounts payable thereunder, are fundamental aspects of the ordinary business operations of a company. Such matters are clearly inappropriate for consideration by shareholders.

The Division has consistently agreed that proposals to increase pension benefits, including those suggesting increases based upon a cost of living adjustment, are matters relating to the conduct of the ordinary business operations of a company. See General Electric Company, available February 13, 1992 (proposal calling for an increase in pension benefits for older retirees); Ford Motor Company, available March 8, 1991 (proposal to increase the pension of each salaried retiree by 10% for the calendar year 1991 and make continuous cost of living adjustments based on the consumer price index); Nynex Corporation, available January 25, 1991 (proposal to amend management pension plan to provide increased benefits to retirees coincident with each enhancement of the company's management compensation plan); General Electric Company, available January 22, 1991 (proposal to increase pension payments each year by 50% of the increase in the consumer price index); Society Corporation, available January 26, 1990 (proposal to allocate surplus amounts in the company's pension plan to increase benefit payments); American Telephone and Telegraph Company, available January 5, 1990 (proposal to provide retirees with C.O.L.A. adjustments based on the C.P.I.); and Southern Company, available February 24, 1989 (proposal to discontinue deduction of Social Security "payback" from retired employees' company pension check).

The Division has also ruled that a proposal relating to payment of health insurance premiums for retirees relates to

---

[2] The Proposal refers to the AT&T Pension Plan for non-salaried employees. The plan actually covers all non-management employees of AT&T and will be described as the Company pension plan for non-management employees in this no-action letter request.

conduct of ordinary business operations of the company. See Wisconsin Energy Corp., available January 10, 1989.

The Proposal is indistinguishable from the proposals listed above that the Division has already viewed as relating to the conduct of a company's ordinary business operations. Accordingly, the Proposal should be excluded under Rule 14a-8(c)(7).

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) permits omission of a proposal that "relates to the redress of a personal claim or grievance against the registrant, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large."

Proponent is a non-management employee of the Company. Proponent is eligible to receive pension benefits, after he retires, under the pension plan he seeks to change. Accordingly, there is a clear personal benefit that will accrue to Proponent if pension benefits under the Company's pension plan for non-management employees are increased in the manner sought in the Proposal. Furthermore, the supporting statement for the Proposal and several of the "Whereas" clauses make it clear that the Proposal seeks benefits for retired non-management employees rather than a benefit for shareholders of the Company.

The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation". Release 34-3638 (Jan. 3, 1945) The purpose of Rule 14a-8(c)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances". Release 34-12999 (Nov. 22, 1976) Although the Proposal may raise a matter of concern to his fellow Company non-management employees, as well as to retired non-management employees, some of whom may be stockholders of the Company, the Proposal does not raise a matter of concern to shareholders generally. Indeed, Company shareholders in general, most of whom are not active or retired Company employees, have no clear interest in seeing pension benefits increased.

Because Mr. Bishop's Proposal seeks to increase his own pension benefits, which is an interest not shared by most security holders, the Proposal may be excluded from the Company's 1993 Proxy Materials pursuant to Rule 14(a)-8(c)(4).

Rule 14a-8(c)(6)

Rule 14a-8(c)(6) permits omission of a Proposal if it deals with a matter beyond the registrant's power to effectuate.

It is not possible for the Company unilaterally to implement the Proposal for two reasons. First, it is not possible for the Company to remove as a subject of collective bargaining with its unions the pension plan covering non-management employees. Second, it is not possible for the Company to make changes in the existing pension plan for non-management employees without bargaining with the unions about such changes. In one of the "Whereas" clauses supporting the Proposal, Proponent recognizes that the terms and operation of the pension plan "is a bargaining point in virtually every contract negotiation". There is a reason for this. Most of the employees covered by the Company's pension plan for non-management employees, including Proponent, are represented by labor unions. The Company is obligated under the National Labor Relations Act to bargain with the lawful representatives of its employees over the terms and conditions of their employment. Pension plans and benefits payable thereunder are one of the most basic terms and conditions of employment.

It appears that Proponent seeks to by-pass the collective bargaining process with respect to this plan and have management unilaterally increase the benefits payable under the Company's pension plan for non-management employees. The Company cannot disregard its obligations to bargain with the unions over this subject. It also cannot alter the provisions of this pension plan during the term of the collective bargaining agreement between the Company and its unions in any way without the consent of the unions. Allied Chemical & Alkali Workers of America, Local No. 1 v. Pittsburgh Plate Glass Co., Chemical Division, et. al, 404 U.S. 157, 92 S. Ct. 383 (1971). Accordingly, the Proposal deals entirely with a matter beyond the Company's power to effectuate, and it may be excluded under Rule 14(a)(8)(c)(6).

Rule 14a-8(c)(1)

Under Rule 14a-8(c)(1), a Proposal may be omitted if it is not a proper subject for shareholder action under the laws of the issuer's domicile. The Proposal seeks to increase pension benefits under AT&T's pension plan for non-management employees. Although the Proposal is a "request," it involves a specific aspect of the management of the business operations of the Company. In my opinion, the Proposal is not a proper subject for action by shareholders under the law of New York, where the Company is incorporated. New York Business Corporation Law ("BCL") Section 701 provides that the business of a New York Corporation is to be "managed under the direction of its board of directors". New York law prescribes that the shareholders of a

corporation are to be involved only in certain limited situations (approval of merger or election of directors, for example). Otherwise, their approval and direction of a company's operations are not necessary or appropriate.

Pursuant to Rule 14a-8(d), by copy of this letter, AT&T is concurrently notifying Mr. Bishop of its intention to omit the Proposal from its 1993 Proxy Materials.

Enclosed are six copies of this letter and of Mr. Bishop's Proposal and statement in support thereof.

Should you have any questions regarding this no-action request, please call the undersigned at (908) 221-2117, or Robert A. Maynes at (908) 221-5338. Please acknowledge your receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed envelope.

We appreciate your attention to this request.

Yours very truly,



Vice President - Law
and Secretary

Enclosures

000041

January 20, 1992

RECEIVED
FEB 10 1992
SECRETARY'S OFFICE
AT&T

Vice President-Law and Secretary of the Company
550 Madison Avenue, Room 3309
New York, New York 10022-3297

Dear Mr. Scannell:

Enclosed please find an copy of the Shareholder Proposal that I submitted too late to be included for the Annual Meeting in April of 1992. I would like to re-submit it for inclusion at the 1993 Annual Meeting.

In regards to your letter, dated November 19,1991 to the Securities and Exchange Commission on my Shareholder Proposal.

A. Page 2 last paragraph "to select one of the two".

October 21, 1991 letter did not tell me to select one of the two!

B. Page 3 under Rule 14a-8(c)(7). "such matters involve complex considerations which require the day-to-day attention of management and qualified employees"

You have set mathematical formulas to be followed without deviation unless bargained for with the union. Most Junior High students could handle these so called complex considerations!

C. Page 4 under Rule 14a-8(c)(4) " or if it is designed to result in a benefit to the proponent or to further a personal interest"

You, Mr. Scannell, and the rest of my managers will benefit, are, and have been benefiting from the exclusion of my proposal. Just how much has the addition of:

1. 243 Million from the pension fund on September 13, 1991?

2. 278 Million from the pension fund on December 30, 1991?

3.The removal of funding for our pension fund for 1990?

4. I assume the Company will not fund the Plan for 1991?

5. How much was minimum funding for each of the 257,476 participants in or beneficiaries of the Plan?

6. I assume you will also benefit from the rest of the 1.227 Billion declared surplus from the pension fund?

increased your bonus?

Please find enclosed my reference material for articles 1 through 6!

D. Page 4 under Rule 14a-8(c)(4) "The proponent is a retired A T & T employee"

Perhaps you should have done some research on me. I am not retired and will not be able to retire until age 62 or 9+ years down the road!

Thank you



Gary B. Bishop

Enc:
CC: Securities and Exchange Commission

GARY B. BISHOP
707 ZUNI ROAD SE
RIO RANCHO, NEW MEXICO 87124

November 5, 1991

Vice President-Law and Secretary of the Company
550 Madison Avenue, Room 3309
New York, New York 10022-3297

SHAREHOLDER PROPOSAL

WHEREAS, non-employee director of the Board of Directors of AT&T that serve five (5) years or more are eligible to a retirement benefit equal to a particular director's annual retainer at retirement and,

WHEREAS, such a benefit, on a projected basis, is highly counter-productive for employee non-directors, in that projected amounts to be paid are exorbitant, and not in the best interests of shareholders; and,

WHEREAS, AT&T's Pension Plan for non-salaried employees is less than forty percent (40%) of annual pay; and,

WHEREAS, AT&T's Pension Plan is a bargaining point in virtually every contract negotiation; and,

WHEREAS, a substantial increase in the pensions of non-salaried employees to seventy five percent (75%) would be in the best interests of AT&T employees, salaried and non-salaried; and,

WHEREAS, the AT&T Pension Plan does not provide an annual cost-of-living increase equal to the actual cost-of-living increases experienced each year:

NOW, THEREFORE, BE IT RESOLVED THAT:

THE SHAREHOLDERS OF AT&T REQUEST THAT THE BOARD OF DIRECTORS TAKE POSITIVE ACTION TO:

Provide a meaningful increase in pension benefits to seventy five percent (75%) of annual wages for each non-salaried employee, thereby removing the Pension Plan of non-salaried AT&T employees from contractual bargaining; and,

Accomplish the foregoing with no reduction in medical benefits, with such increase to include annual raises in the Pension Plan benefits equal to the actual cost-of-living increase as determined annually by U.S. Government figures on the cost-of-living increases.

SUPPORTING STATEMENT:

AT&T's low Pension Plan monthly benefit is having an adverse impact on current employees and those seeking employment.

Employees retired from AT&T, not being able to exist on substandard Pension Plan benefits are finding it necessary to return to the work force. They return in an area they know best, THE TELEPHONE BUSINESS, and AT&T competitors benefit greatly from hiring AT&T retirees at lower rates of pay, as they have been substantially trained and have gained a great deal of experience from AT&T employment, thereby greatly benefiting AT&T competitors.

By increasing benefits and removing the Pension Plan from the bargaining table, continued negotiations and bargaining, which have been counter-productive and have lowered the profits of AT&T, will stop.

Shareholders of AT&T realize that it is patently unfair for a loyal employee of thirty years, with an annual pay of less than Forty Thousand Dollars ($40,000.00) be forced to live on a retirement pay of less than Twelve Thousand Dollars ($12,000.00) per year.

This resolution will make clear the resolve of shareholders and directors to deal fairly with Pension Plan benefits.

Respectfully,



Gary B. Bishop



SOUTHERN CO (SO)

270 PEACHTREE ST
ATLANTA, GA 30303
404. 506.5000
http://www.southerncompany.com/

NO ACT

Filed on 02/24/1989



FEB 24 1989

000079

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Southern Company (the "Company")
Incoming letter dated January 10, 1989

The proposal relates to the discontinuance of the deduction of Social Security "payback" from retired employees' company pension checks.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(7) since it appears to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., the determination of retirement/pension benefits). Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the subject proposal from its proxy materials. In considering our enforcement position, we have not found it necessary to reach the alternative bases for omission upon which you rely.

Sincerely,



John C. Brousseau
Attorney Adviser

The Southern Company

9



Tommy Chisholm
Secretary and Assistant Treasurer

the southern electric system

January 10, 1989

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

Re: The Southern Company--Rule 14a-8; Stockholder Proposal Received From Cecil E. Baird

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, we are enclosing (i) six copies of a stockholder proposal and statement in support thereof submitted to The Southern Company, a Delaware corporation (the "Company"), by Cecil E. Baird for presentation at the next Annual Meeting of Stockholders; (ii) six copies of the opinion of Troutman, Sanders, Lockerman & Ashmore dated January 6, 1989, setting forth the legal basis for our conclusion that the proposal may properly be omitted from the Company's proxy material; and (iii) six additional copies of this letter.

The proposal reads as follows: "Proposal to discontinue deduction of Social Security "payback" from retired employees' company pension check. "Payback" is commonly known as Social Security write-off."

After careful consideration, the Company intends to omit the proposal and the statement in support thereof from its proxy statement and form of proxy in connection with the 1989 Annual Meeting of Stockholders presently scheduled to be held on May 24, 1989. The Company currently intends to mail definitive proxy materials to stockholders on or about April 10, 1989, and to deliver preliminary proxy materials to the Commission, if required, on or about March 10, 1989.

It is our view that the proposal and supporting statement may be omitted pursuant to Rule 14a-8(c)(7) as the proposal deals with a matter relating to the conduct of the ordinary business operations of the Company. In this regard, reference is made to the enclosed letter of Troutman, Sanders, Lockerman & Ashmore which sets forth their opinion that the proposal is properly excludable with respect to such rule.

It is also the Company's view that the proposal and supporting statement may be omitted pursuant to Rule 14a-8(c)(3) as the proposal is contrary to Proxy Rule 14a-9 which prohibits false or misleading statements in proxy soliciting material, and pursuant to Rule 14a-8(c)(4) as it is designed to result in a benefit to the proponent, which benefit would not be shared with other security holders at large.

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) provides that a proposal and any statement in support thereof may be omitted from the registrant's proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting material.

Most retirees' benefit payments under the Company's subsidiaries' pension plans are calculated using a formula one step of which consists of an offset of one-half of a retiree's estimated Social Security benefit in excess of $168 per month times the number of years of accredited service, divided by the total possible years of accredited service to normal retirement date. Mr. Baird's proposal is an attempt to modify the formula by eliminating the Social Security offset. In the supporting statement, an example of the computation of the offset is included, as follows:

$768.00	Monthly Social Security
- 168.00	S.S. Act of 1937
$600.00	Minus 1/2 (Co. take away) = $300.00 Pension (Reduction)

This example is inaccurate, in that it fails to include the possible reduction in the offset for participants who retire before their normal retirement date, obtained by multiplying one-half of the estimated Social Security benefit in excess of $168 per month by the number of years of accredited service, divided by the total possible years of accredited service to normal retirement date.

The instant proposal also may be deemed misleading within the meaning of Rule 14a-9. The offset is described as a "deduction", a "payback from retired employees' company pension check", a "Social Security write-off", a "co. take away", and a "reduction". A stockholder reading the proposal might erroneously conclude that the Company is paying its retireees less than the amount to which they are otherwise entitled whereas the offset is actually a portion of the mathematical formula used to compute total retirement benefits under the pension plans.

Because Mr. Baird's proposal provides an inaccurate example of the computation of the Social Security offset and because he incorrectly characterizes this step used in calculating retirement benefits as a "deduction", "reduction", and "co. take-away" in or from a retiree's pension check, it is our opinion that the proposal may be omitted pursuant to Rule 14a-8(c)(3) in that it contains both false and misleading statements in contravention of Rule 14a-9.

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) permits the omission of a security holder proposal from a registrant's proxy material if the proposal is designed to benefit or further a personal interest of the proponent, which benefit or interest is not shared with other security holders at large.

Mr. Baird is a retired employee of Georgia Power Company, a wholly-owned subsidiary of the Company. His proposal, if adopted, would increase his pension benefits. While a sizable percentage of Southern electric system retirees may hold common stock of the Company and may also benefit if this proposal is adopted, the majority of the Company's stockholders are not retired system employees and would derive no benefit or personal interest from the adoption of this proposal.

Since Mr. Baird's proposal seeks to increase his own pension benefits, which is an interest not shared by most security holders, the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(4).

We are notifying Cecil E. Baird of management's intention to omit the proposal and statement in support thereof from its proxy statement and form of proxy by forwarding to him a copy of this letter and of the attached opinion of counsel.

We would appreciate your advice as to whether or not the staff agrees with our opinion and that of counsel as set forth herein.

If I may be of any assistance in your consideration of this matter, please do not hesitate to contact me.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope. Thank you.

Sincerely,



Tommy Chisholm
Secretary and Assistant Treasurer

TC/smc

Enclosure

cc/enc: Cecil E. Baird

000074

208 Harrison Rd.
Rome, Ga. 30161
January 14, 1988
404 234 8377

TO: SOUTHERN COMPANY BOARD OF DIRECTORS

SUBJECT: PROPOSAL TO DISCONTINUE DEDUCTION OF SOCIAL SECURITY "PAYBACK" FROM RETIRED EMPLOYEES' COMPANY PENSION CHECK. "PAYBACK" IS COMMONLY KNOWN AS SOCIAL SECURITY WRITE-OFF.

The current method affects retired Southern Company employees, as well as those from Alabama Power, Georgia Power, Gulf Power, Mississippi Power, Southern Company International employees, plus any future subsidary companies.

An example of this is: One half of retiree's social security (less $168.00) is deducted from the retiree's company pension check each month. The following computation is for illustration only:

$768.00	MONTHLY SOCIAL SECURITY CHECK
-168.00	S.S. ACT OF 1937
$600.00	MINUS 1/2 (CO. TAKE AWAY)= $300.00 PENSION (REDUCTION)

This proposal is to be voted on by the stockholders at the annual meeting in May.

Respectfully,

Cecil E. Baird

C.E. Baird
Plant Hammond
Employee #03632
235 1161 Ext 230

See attachments

000075



TROUTMAN, SANDERS, LOCKERMAN & ASHMORE
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
ATTORNEYS AT LAW

ONE SABINIA DRIVE
SUITE 1600
ATLANTA, GEORGIA 30346-2133
TELECOPIER: 404-658-8335

CANDLER BUILDING, SUITE 1400
127 PEACHTREE STREET, N.E.
ATLANTA, GEORGIA 30043-7101
404/658-8000
CABLE: MAESTRO TELEX: 810-751-8206
TELECOPIER: 404-221-0469

ONE CONCOURSE PARKWAY
SUITE 205
ATLANTA, GEORGIA 30328-5346
TELECOPIER: 404-396-6362

January 6, 1989

Mr. Tommy Chisholm
Secretary and Assistant Treasurer
The Southern Company
64 Perimeter Center East
Atlanta, Georgia 30346

Dear Mr. Chisholm:

You have requested our opinion as to whether a proposal submitted to The Southern Company, a Delaware corporation ("Southern" or the "Company"), by Cecil E. Baird, who is a stockholder of record of common stock of Southern, may properly be omitted from the Company's proxy statement and form of proxy in connection with the 1989 Annual Meeting of Stockholders in accordance with the provisions of Rule 14a-8 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended.

The proposal reads as follows: "Proposal to discontinue deduction of Social Security "payback" from retired employees' company pension check. "Payback" is commonly known as Social Security write-off."

The proposal and the statement in support thereof, a copy of which is attached, were submitted in a letter from Mr. Baird dated January 14, 1988.

It is our opinion that the proposal may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(7) for the reasons set forth below.

Rule 14a-8(c)(7) provides that a proposal and any statement in support thereof may be omitted from the registrant's proxy statement and form of proxy if it deals with a matter relating to the conduct of the ordinary business operations of the registrant.

The Commission has indicated that it will look to the law of the state of incorporation in determining "ordinary business

operations." See Hearings Before the Subcommittee on Securities of the Senate Committee on Banking and Currency: Report from The Securities and Exchange Commission on its Problems in Enforcing the Securities Laws, 85th Cong., 1st Sess.; Part 1 at 118 (March 5, 1957) (Report of SEC in Response to Questions Raised by Senator Herbert H. Lehman in his Letter of July 10, 1956).

Section 141(a) of the General Corporation Law of the State of Delaware (the "Delaware Code") provides: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Del. Code Ann. tit. 8, §141(a). In addition, Title 8, Section 122(15) of the Delaware Code grants to Delaware corporations "the power to pay pensions and establish and carry out pension. . . plans, trusts and provisions for any or all of its directors, officers and employees and for any or all of the directors, officers, and employees of its subsidiaries."

Section 141(a) has been judicially interpreted to encompass "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation." Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981). On appeal, the Supreme Court of Delaware reiterated that directors of Delaware corporations derive their managerial decision-making power from Section 141(a), adding that this status is "the fount of directorial powers." 430 A.2d at 782.

Southern's Certificate of Incorporation and its By-Laws do not contravene this authority with respect to the ordinary business operations of the Company, and Section 12 of Southern's By-Laws reaffirms that the business of the corporation shall be managed by a board of directors.

As indicated by Section 122(15) of the Delaware Code, under Delaware law the fixing of compensation is encompassed within the scope of the "ordinary business operations" of a corporation as a routine and recurring matter. See Lieberman v. Becker, 38 Del. Ch. 540, 155 A.2d 596 (1959) (adoption of stock appreciation rights as a type of compensation for employees is to be decided by the board of directors by the exercise of their business judgment); Haber v. Bell, 465 A.2d 353 (Del. Ch. 1983) (generally directors have the sole authority to determine compensation levels). See also Curtin v. American Telephone and Telegraph

Co., [1952-56 Transfer Binder] Fed. Sec.L. Rep. (CCH) ¶90,659, 124 F.Supp. 197 (S.D.N.Y. 1954) in which the United States District Court for the Southern District of New York refused to enjoin AT&T's annual shareholders meeting, where the Commission had permitted AT&T's management to omit from its proxy statement and form of proxy a shareholder's proposal to eliminate the company's practice of reducing retired employees' pensions by one-half or any part of the benefits received by such retired employees under the Social Security Act, and upheld the Commission's view that pensions of retired employees are matters to be determined by directors and management rather than stockholders.

The Staff of the Division of Corporation Finance of the Commission has consistently and on many occasions during the past decade concluded that proposals similar to Mr. Baird's relating to retirement benefits may properly be omitted from a company's proxy materials pursuant to Rule 14a-8(c)(7) because the terms and conditions of retirement benefits for employees and the determination of appropriate treatment of former employees under pension plans are matters relating to the conduct of the ordinary business operations of the company. See, e.g., Curtin v. American Telephone and Telegraph Co., id; NYNEX Corp., January 7, 1987 (proposal to prohibit payment of pensions to nonemployee directors may be omitted under Rule 14a-8(c)(7)); Southern Co., March 18, 1985 (proposal relating to restrictions on certain retirement benefits provided by the Company to its retired employees and executives may be omitted under Rule 14a-8(c)(7)); Alexander & Alexander Services, Inc. (Recon.), February 4, 1985 (Commission declined to review Staff's position that a proposal which limited pension benefits payable to directors, officers or employees may be omitted pursuant to Rule 14a-8(c)(7)); and Gulf Oil Corporation, February 4, 1983 (proposal to limit remuneration to be paid officers, directors and employees and the pension to be received by retired officers, directors and employees may be omitted pursuant to Rule 14a-8(c)(7)). See also, e.g., Int'l Multifoods Corp., April 10, 1987 (proposal to amend all of company's retirement plans to fully vest employees who are terminated due to sales or closings of businesses may be omitted under Rule 14a-8(c)(7)); United Illuminating, January 6, 1986 (proposal relating to payment of cost of retirement program by payroll deduction may be omitted under Rule 14a-8(c)(7)); Eastman Kodak Co., December 30, 1985 (proposal requesting a change in the formula used in determining pension benefits may be omitted under Rule 14a-8(c)(7)); Southwestern Bell Corp., December 18, 1984 (proposal relating to formula for calculating benefits under company's management pension plan may be omitted under Rule 14a-8(c)(7)); and Hercules Inc., December 30, 1982 (proposal relating to the company's pension plan may be omitted under Rule 14a-8(c)(7)).

The consistent position taken by the Division, as evidenced by the cited no-action letters, supports the conclusion that the action proposed by Mr. Baird in his proposal relating to an increase in pension benefits for retired employees of the Company and its subsidiaries is a determination within the ordinary business operations of the Company, thus permitting omission of the proposal from the Company's proxy materials pursuant to Rule 14a-8(c)(7).

In conclusion, it is our opinion that, pursuant to Rule 14a-8(c)(7), the Company may properly omit from its proxy statement and form of proxy the proposal and the statement in support thereof submitted by Cecil E. Baird.

We understand that the Company intends to file this opinion with the Commission pursuant to Rule 14a-8(d) and we hereby consent to the filing.

Very truly yours,

Troutman, Sanders, Lockerman & Ashmore

PHARMACIA CORP /DE/ (PHA)

100 ROUTE 206 NORTH
PEAPACK, NJ 07977
908. 901.8000

NO ACT

Filed on 12/31/1987



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DEC 31 1987

000091

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Monsanto Company (the "Company")
Incoming letter dated December 7, 1987

The proposal relates to modification of the company's Salaried Employees' Pension Plans.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., pension benefits). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material.

Sincerely,



Cecilia D. Blye
Special Counsel

000085



Monsanto

J. RUSSELL BLEY, JR.
Assistant General Counsel-Corporate
Assistant Secretary

Monsanto Company
800 N. Lindbergh Boulevard
St. Louis, Missouri 63167
Phone: (314) 694 2866

1934 Act/Section 14(a)
/Rule 14a-8

December 7, 1987

Certified Mail-Return Receipt Requested

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Cecilia D. Blye

Re: Shareholder Proposal Submitted to Monsanto Company by Pompelio A. Ucci

Ladies and Gentlemen:

Monsanto Company (the "Company") has received the enclosed letter from Pompelio A. Ucci, submitting a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for the Annual Meeting of Stockholders to be held on April 22, 1988. The Proposal requests that the Board of Directors "modify the Company's Salaried Employees' Pension Plans to be consistent with and equivalent to" the pension benefits available to the Company's non-employee directors.

The Company intends to omit this Proposal from its proxy materials. It is my opinion that the Proposal may be omitted pursuant to Rule 14a-8(c)(7), because it relates to the conduct of the Company's ordinary business operations.

Rule 14a-8(c)(7) permits the exclusion of shareholder proposals dealing with matters relating to the conduct of the ordinary business operations of the registrant. Under this Rule, proposals may be excluded if they involve business decisions rather than substantial or significant policy or other considerations. See Release No. 34-12999, November 22, 1976. The determination of appropriate pension benefits is clearly a business decision devoid of significant policy considerations. Disinterested members of the Company's Board of Directors have determined that the employee pension plans are appropriate to attract and retain qualified employees, and that the non-employee directors' retirement benefit is appropriate to attract and retain qualified directors. In making these determinations consideration was given to the cost of the benefits to the Company, the types of

benefits being paid to employees and directors by competing companies, other benefits and compensation offered to employees and directors by the Company, and related factors. These are practical business decisions rather than policy issues. They require the expertise of the Company's Board and management in order to meet the Company's business needs. They are not matters properly resolved by stockholders at a stockholders' meeting.

In a long series of no-action letters, the staff has taken the position that decisions involving pension benefits are ordinary business decisions, and that shareholder proposals regarding these issues are excludable under Rule 14a-8(c)(7). A small sampling of these letters includes: Southwestern Bell Corp., available January 7, 1987 (determining annual retainer of, and prohibiting pensions to, outside directors); NYNEX Corporation, available January 7, 1987 (prohibiting pensions to outside directors); Rockwell International Corporation, available December 1, 1986 (providing "break in service" pension benefits); GTE Corporation, available February 10, 1986 (ceiling on executive pensions); Eastman Kodak Co., available December 30, 1985 (changing pension plan formula); Duquesne Light, available December 30, 1985 (requiring employees to pay 50% of cost of retirement benefits); American Information Technologies Corporation, available November 23, 1984 (adopting pension plan formula); Union Oil Company, available February 24, 1983 (guaranteeing pensions above poverty level so long as awards are made under incentive plans); Hercules, Inc., available December 30, 1982 (providing benefits to surviving spouse); and Mobil Oil Corp., available February 23, 1977 (cost of living adjustments to pension benefits).

For the reasons cited above, it is my opinion that the Proposal falls squarely within the terms of Rule 14a-8(c)(7). Monsanto Company therefore intends to omit this Proposal from its proxy materials, and requests assurance that the staff will not recommend that action be taken against the Company for doing so. As required by Rule 14a-8(d), I have enclosed six copies of this letter and of Mr. Ucci's letter to the Company; and am forwarding an additional copy of this letter to Mr. Ucci. Should you have any questions regarding this no-action request, please call me at 314/694-2868 or Sonya M. Davis at 314/694-2850.

We appreciate your attention to this request.

Yours truly,



J. Russell Bley, Jr.
Assistant General Counsel-Corporate

SMD:jw/LD23jw58
Enc.
cc: Pompelio A. Ucci

000087

Pompelio A. Ucci
4070 Aiken Road
Pensacola, Florida 32503

September 4, 1987

Monsanto Co.
800 North Lindbergh Boulevard
St. Louis, Missouri 63136

Attention: Mr. R. W. Duesenbergh
Secretary, Monsanto Co.

Dear Sir:

As a Monsanto retiree and current stockholder it is planned to present at the 1988 Annual Monsanto Stockholder Meeting the following proposal for inclusion on proxy material sent to all stockholders of record prior to the 1988 Annual Meeting.

RESOLVED: That the stockholders of Monsanto Co., assembed in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to modify the Company's Salaried Employees' Pension Plans to be consistent with and equivalent to the pension plan benefits now in force for external members of Monsanto's Board of Directors.

In support of the above proposal, it becomes desirable to correct inequities and to introduce a degree of parity between the two pension plans covering salaried employees and external members of the Board of Directors. Currently, external directors receive liberal pension remuneration, after only five (5) years of part time service. This financial remuneration is significantly higher than the pension benefits received by the average Monsanto salaried employee after 30 to 40 years of full time dedicated service.

For the record you are informed that, to the best of my knowledge, adoption of the above proposal will not result in any tangible personal benefit.

Mr. R. W. Duesenbergh
Page Two-

Please contact me by writing or telephone (904) 433-2681 if there are any questions regarding this request.

Very truly yours,



Pompelio A. Ucci

000089
RECEIVED
DEC 1 1 1987
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Pompelio A. Ucci
4070 Aiken Road
Pensacola, Florida 32503

December 9, 1987

Certified Mail-Return Receipt Requested

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Cecilia D. Blye

Re: Shareholder Proposal Submitted to
Monsanto Co. by Pompelio A. Ucci

Ladies and Gentlemen:

The Monsanto Company informed me on December 8, 1987 of their decision to exclude from proxy material my submitted proposal requesting that the Board of Directors "modify the Company's Salaried Employees Pension Plans to be consistent with and equivalent to" the pension benefits of the companys non-employee Board of Directors.

SEC Rule 14a-8(c)(7) was cited as the basis for exclusion. It is my opinion that judicial prudence is being stretched to its limits by Monsanto's citation of this rule to support the exclusion of my proposal. Extrapolation of this rule under the idiom proposed by Monsanto, would in effect, negate any and all attempts by shareholders to exercise their rights under SEC rules. A study of the ten no-action references cited by Monsanto (see attached copy) clearly are devoid of any substantive relevancy to my proposal. Citation appears to be a clever but ill-disguised smoke-screen to obfuscate the real issue. Therefore, it is requested that the reference be disregarded since they are without merit.

In no way can my proposal be construed as bearing any relationship to ordinary day to day business decisions. Rather my proposal addresses itself to a broad significant aspect of corporate policy. Current Monsanto Pension Policy allows all outside Directors (i.e. 12 out of 14) to receive pension benefits, after a minimum of five years of service, which exceeds that of the average Monsanto full time salaried employee after 40 years

of service. My proposal attempts to minimize discrimination by introducing some semblance of equivalency and ordinary justice for the total Monsanto family. It is ludicrous for Monsanto to claim that inflated Pension Benefits are needed "to attract and retain qualified directors".

Accordingly, my proposal cannot be construed as being covered by Rule 14a-8(c)(7). It is requested that the SEC not allow Monsanto's request to omit my proposal from its proxy material.

You immediate attention to my rebuttal is appreciated.

Kindest regards,



Pompelio A. Ucci



UNION PACIFIC CORP (UNP)

1400 DOUGLAS STREET
STOP 0310
OMAHA, NE 68179
402 544 5213
http://www.up.com

NO ACT

Filed on 01/31/2000 – Period: 12/09/1999
File Number 001-06075



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

PR

January 31, 2000

Ellen J. Curnes
Senior Corporate Counsel
Union Pacific Corporation
Law Department
1416 Dodge Street, Room 830
Omaha, NE 68179

1934
14A-8
Public Availability 1-31-2000

Re: Union Pacific Corporation
Incoming letter dated December 9, 1999

Dear Ms. Curnes:

This is in response to your letters dated December 9, 1999 and January 6, 2000 concerning the shareholder proposal submitted to Union Pacific by William B. Rowe, Jr. and Donald R. York. We have also received a letter from the proponents dated December 20, 1999. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: William B. Rowe, Jr.
1171 Giese Road
Batavia, IL 60510

Donald R. York
27W208 Carrel
Winfield, IL 60190

Public Reference Copy

January 31, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated December 9, 1999

The proposal relates to prohibiting Union Pacific from discriminating against current employees formerly employed by an acquired company by not repealing a pension plan offset provision, and prohibits representatives of Union Pacific from engaging in deceptive communications with these employees concerning their pension benefits.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance or as being designed to result in a benefit to the proponents or to further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Union Pacific relies.

Sincerely,



Carolyn Sherman
Special Counsel

UNION PACIFIC CORPORATION



ELLEN J CURNES
Senior Corporate Counsel

January 6, 2000

VIA UPS NEXT DAY AIR (#1Z 635 800 22 1089 094 2)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder Proposal of Messrs. William B. Rowe and Donald R. York (the "Proponents")**

Ladies and Gentlemen:

I have enclosed Union Pacific Corporation's response to the proponents' submission dated December 20, 1999, relating to the Company's submission pursuant to Rule 14a-8(j) regarding the Company's intention to exclude the above-referenced shareholder proposal from the Company's proxy materials relating to the 2000 annual meeting of shareholders and requesting the Staff's concurrence. Please file stamp this letter and return it in the enclosed self-addressed, stamped envelope as evidence that you have received the Company's response. Thank you.

Very truly yours,

Ellen J. Curnes
Senior Corporate Counsel

Enclosure

EJC:sla

G:\LAWSEC\GROUPDIR\EJC\LETTERS\SEC2.LTR.DOC

LAW DEPARTMENT
1416 Dodge Street Room 830 Omaha NE 68179
Phone (402) 271-3320 Fax (402) 271-5093

UNION PACIFIC CORPORATION



ELLEN J CURNES
Senior Corporate Counsel

January 6, 2000

VIA TELECOPY AND UPS NEXT DAY AIR (#1Z 635 800 22 1089 094 2)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

Re: **1934 Act/Rule 14a-8 – Union Pacific Corporation – Shareholder Proposal of Messrs. William B. Rowe and Donald R. York**

Ladies and Gentlemen:

We received the response of William B. Rowe and Donald R. York, dated December 20, 1999, to our letter to you dated December 9, 1999. In our December 9 letter, we requested that the Staff of the Division of Corporation Finance concur in our opinion that the proposal and supporting statement submitted by Messrs. Rowe and York may be omitted from the Company's 2000 proxy materials for the reasons set forth therein. Our present letter addresses Messrs. Rowe and York's December 20 response, and is intended as a supplement to our earlier submission. After reviewing Messrs. Rowe and York's response, we believe that they have not rebutted the Company's arguments, nor have they raised any additional material issues or facts in support of their proposal. Rather, their response reinforces the arguments we previously raised. Accordingly, we reiterate our intention to omit Messrs. Rowe and York's proposal and supporting statement from our 2000 proxy materials and renew our request for the Staff's concurrence. We wish to particularly note the following with respect to the proponents' response:

The proponents' response provides additional support for the Company's position that their proposal may properly be omitted pursuant to Rule 14a-8(i)(4) because it is motivated by, and relates to the redress of, a personal claim or grievance and as such is designed to result in a benefit to, or to further a personal interest of, the proponents that is not generally shared by the Company's other shareholders. The proponents' assertion that all shareholders will benefit cannot disguise the fact that their proposal does not relate to such general benefits. Messrs. Rowe and York's proposal seeks to alter one specific term of a negotiated transaction, and to impose an alternative pension integration structure that personally benefits the small group of employees of which Messrs. Rowe and York are a part. The proponents have submitted with their response a letter from their attorney to the Company demanding essentially the substance of their proposal, evidencing the personal nature of their proposal.

Messrs. Rowe and York attempt to obscure the personal nature of their proposal by characterizing the Company's actions as evasive, deceptive and discriminatory. However, Messrs. Rowe and York's allegations in this regard are undercut by their own submission. They include with their response an attachment that shows that as early as April 17, 1995 CNW employees were advised that their pension benefits would be offset by their CNW retirement benefits, as the Company stated in its December 9, 1999 letter. Additionally, Messrs. Rowe and York at one point in their response seem to concede that other employees of Union Pacific who have spent part of their career with businesses since acquired by

LAW DEPARTMENT
1416 Dodge Street Room 830, Omaha, NE 68179
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Union Pacific are also subject to offset provisions, although not surprisingly the proponents dismiss this fact as "meaningless." There concession is somewhat confusing, in that they later make much of the fact that the Company has failed to identify any other group of Union Pacific employees subject to any pension offset. But this demonstrates Messrs. Rowe and York's tendency to ignore or characterize as misleading any fact that does not support the substantive result they wish to achieve. In fact, the Company distributed to all former CNW employees, in response to the petition orchestrated and delivered by Mr. York in August 1998, a letter explaining, among other things, that the pension benefits of former Southern Pacific employees will be reduced by their benefits under the Southern Pacific pension plan. Indeed, the personal nature of the proposal is further highlighted by the proponents' suggestion that an example of a non-discriminatory pension scheme would be one which would "wipe out" all future pension earnings of all Union Pacific employees. Of course, the "reasonable" alternative the proponents' suggest is elimination of the pension offset.

The proponents' response provides support for the Company's argument that the proposal and supporting statement are excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business practice. The proponents state that today and in the foreseeable future, former CNW employees will be working side by side with many other UP employees. That is true, and as stated in the Company's December 9, 1999 submission, the appropriate treatment of employees of an acquired business for employee benefit plan purposes involves a complex human resources analysis and is the very essence of ordinary business practice. Messrs. Rowe and York also argue that the pension offset provision is "at war with normal employment policy." Although that claim is untrue, it does show that the proponents recognize that fundamentally their proposal and supporting statement relate to the substance of and procedures applicable to the Company's benefit plans. As such, they relate to the Company's ordinary business practice and are excludable under Rule 14a-8(i)(7).

Messrs. Rowe and York's response also supports the Company's position that the proposal and supporting statement are vague and misleading and are excludable under Rule 14a-8(i)(3). Messrs. Rowe and York consistently obscure the fact that pension benefits must be considered in the context of the total benefit package negotiated by the CNW representatives. Former CNW employees are eligible to receive retirement benefits under Union Pacific plans. Former CNW employees also benefit from the credit they received for their CNW service. Some former CNW employees, albeit a small number, have received pension payments under the Union Pacific pension plan after application of the offset provision. Former CNW employees are eligible to participate in the Company's thrift plan on the same terms as employees who have spent their entire career with Union Pacific, and were, unlike the typical new hire, credited with their CNW service for purposes of vesting and eligibility for matching employer contributions. Additionally, with credit for their CNW service, many former CNW employees are currently eligible or will soon be eligible for health benefits upon retirement. Credit for their CNW service means that former CNW employees are more likely to be eligible for any special early retirement incentives the Company may offer. And, with the credit they received for their CNW service, former CNW employees qualify for longer paid vacations, more paid sick leave and greater flexible benefit credits. Finally, although no additional employee or employer contributions can be made to the CNW thrift plan, the Company provided additional investment options from those offered by CNW for the CNW thrift plan.

The proponents' response also does not provide any further guidance as to what the proponents intend by a prohibition against "discrimination" other than the repeal of the pension offset provision, which the Company has demonstrated relates to a personal grievance and does not benefit the Company's shareholders generally. How, then, can the Company's shareholders determine on the basis of the proposal and supporting statement what they are voting on or make an informed decision?

The proponents' response, indeed the very substance of their proposal, shows that Messrs. York and Rowe understand the nature of the pension integration provisions of the CNW acquisition. Given that, it is difficult to understand what has been "deceptive" or "evasive" about the Company's communication, or what actions the proponents would have the Company take in response to the proposal other than eliminating the offset. As we described in our December 9 letter, the Company has already considered that alternative and determined that the proper course is to retain the original pension integration provisions. Quite simply, Messrs. Rowe and York are unhappy that the Company has not adopted an alternative pension plan integration structure that would result in a personal advantage to them. Despite their attempt to couch their proposal as one relating to "discrimination" or "deceptive communication," the fact remains that the only specific action Messrs. Rowe and York propose is the repeal of the offset provision, which would benefit only them and less than 500 of the 7,000 current employees and 22,000 current and former employees participating in the Company's pension plan.

For the foregoing reasons, and as more fully set forth in our December 9, 1999 letter, we remain of the opinion that the Company may properly omit Messrs. Rowe and York's proposal and supporting statement from the Company's 2000 proxy materials. Accordingly, we again request the Staff's concurrence on this point. At the suggestion of Ms. Caroline Sherman, I am faxing a copy of this letter to the Office of Chief Counsel. In addition, I have forwarded seven copies of this letter to the Office of Chief Counsel by overnight delivery. A copy of this letter is being concurrently sent by overnight delivery to Messrs. Rowe and York.

We have not attempted in this letter to correct all of the proponents' mischaracterizations, and we refer you to our December 9, 1999 letter. We would, of course, be happy to provide you with any additional information you desire and answer any questions that you may have regarding this matter, either in connection with this letter or with either of the previous submissions. Should you disagree with our conclusions, we respectfully request the opportunity to confer with you prior to the final determination of the Staff's position. Please do not hesitate to call me if I can be of any further assistance.

Respectfully submitted,



Ellen J. Curnes
Senior Corporate Counsel

EJC/sla

cc: Mr. William B. Rowe -- UPS Next Day Air
Mr. Richard York -- UPS Next Day Air

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December 20, 1999

<u>VIA FEDERAL EXPRESS</u>

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder Proposal for Messrs. William B. Rowe and Donald R. York**

<u>-- Response to Company's Intent to Exclude --</u>

Ladies and Gentlemen:

This letter is in response to the Union Pacific Corporation's (UP or Company) letter of December 9, 1999 to the Commission in which the Company expressed its intent to exclude statements in the Company's proxy materials for its 2000 annual shareholders' meeting. Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and its attachments.

We respectfully request that the Staff of the Division of Corporate Finance not concur in the Company's position, arguments or opinions, and further that the Staff take all appropriate measures to cause the Company to alter its position.

The Company contends that our proposal may be excluded from the proxy materials based on four rules. The following paragraphs respond to the Company's arguments that those rules constitute a proper basis to exclude our proposal.

I. The Proposal and Supporting Statement Are Not Excludable Under Rule 14a-8(i)(4) As Motivated by a Personal Claim and Grievance of the Undersigned, or Designed to <u>Result in a Benefit to the Undersigned Not Generally Shared by Other Shareholders.</u>

For several reasons, the first rule cited by the Company does not bar the inclusion of our proposal in the proxy materials. At the outset, it should be recognized that our proposal is a two-pronged proposal.

The second of the two prongs would prohibit the Company's management from communicating with certain of its employees formerly employed by the Chicago and North Western Railway Company (CNW) in any manner that is deceptive or otherwise not calculated to fully inform those employees concerning their pension benefits subsequent to the Company's takeover of CNW.

A summary of the background of this point may be useful to the Staff in assessing the proxy proposal. Attachment 1.

The purpose of this communications proposal is directly in the interest of all of the Company's shareholders. As shareholders, we want our Company's dealings to be based on non-deceptive communications. The converse--whether the communications are with employees, shareholders, or unrelated parties--is simply bad business practice which in the long run will harm our Company and the investments of its shareholders. Moreover, this proposal is in no way contrary to familiar goals of the Securities and Exchange Commission in that the proposal disfavors false and misleading statements. In short, there is nothing in the second prong of our proposal which is contrary to Rule 14a-8(i)(4).

As for the first prong of the proposal, a similar conclusion prevails. That prong would prohibit the Company from discriminating with respect to compensation against those of its employees who are former CNW salaried employees, which prohibition would include the repeal of the offset provision which deprives those employees from earning pensions. This aspect of the proposal does not suggest that it is illegal for the Company to discriminate against the employees of an acquired company solely by reason of their employment history. However, we as shareholders are legitimately concerned at and disfavor our Company's conduct when it acquires another business and treats the employees of that business in a manner that shocks our conscience. We believe it is terrible business practice for the Company to conduct its affairs in that manner, and such conduct will tend to harm the Company in the future when another attractive acquisition prospect appears. Again, it is not alleged that the Company's policy toward former CNW employees is illegal, but we as shareholders should be permitted to voice our views on a matter of corporate policy.

While the Company may argue that the first prong is designed to result in a benefit to us not generally shared by other shareholders, that argument is superficial, erroneous, and withers under scrutiny. First, the prohibition against discrimination on its face does not seek any substantive benefit. Rather, it seeks to abolish what is fairly viewed as an invidious discrimination against a specific group. Stated otherwise, if <u>all</u> current UP employees "enjoyed" the same type of pension offset that wipes out the possibility of future pension earnings of former CNW employees, this proposal would never have been submitted. Second, when viewed in a light most favorable to the Company, UP's argument is that we have presented a mixed motive proposal. However, there is no requirement that proposals must have no secondary or tertiary benefit for

the proposers. Once again, our proposals are based on what we consider to be bad business policy, and correction of this discrimination policy and deceptive communications, which we consider to be corporate misconduct, will redound to the benefit of all shareholders in that the Company will bring itself more into line with a reasonable, even-handed approach to its workforce.

Addressing some of the specific comments in the Company's December 9 letter, the Company states that we have waged "a battle" "for years," the inference being that we are crackpots who deserve no forum to express our views. However, we have tried to get answers to the questions about why former CNW employees are being discriminated against and misled for a period of about three years, a short time relative to the period of investment of many of the Company's shareholders. And if there has been a battle, it has been nothing less than a battle seeking reasonable, open, and truthful communications which the Company has repeatedly evaded. This is discussed further, below.

Other statements in the December 9 letter are in the nature of a smokescreen. The undersigned had no grievance with CNW retirement programs. Moreover, the conduct of the CNW negotiating team is irrelevant to our proposal. They were directly influenced by the views of senior executives who were anticipating many millions of dollars in buyout-related compensation.

That the negotiating team had the advice of a "major Chicago law firm having an excellent reputation in employee benefit matters" is also irrelevant. We, too, have legal counsel with an excellent reputation in employee benefit matters. Indeed, our counsel have advised us that from the perspective of employee benefits, the Company's discriminatory pension offset is highly unusual and represents an irregularity that is far more egregious than the types of abuses involving cash balance pension plans currently being criticized in Congress and within several federal agencies. In fact, the Company's discriminatory pension offset is even harsher than the most criticized features of cash balance pension plans in that those plans are customarily designed so that all employees eventually begin to enjoy pension earnings. That will not be the case under the Company's discriminatory pension offset applicable to former CNW employees.

The Company also suggests (bottom of page 2) that the generous outcome of the CNW negotiations was "to preserve for CNW employees after the acquisition the retirement income structure applicable to them prior to the time of the acquisition." This point is not only misleading but downright incorrect. First, the CNW negotiations did not preserve CNW pension benefits. Those vested accrued benefits were preserved by operation of law: the Employee Retirement Income Security Act (ERISA). It would have been a violation of federal law to tamper with previously accrued benefits. Second, it is simply incorrect to suggest that the retirement income structure applicable to CNW employees (before the acquisition) was preserved and brought forward by UP: (a) The CNW retirement income structure never looked to a predecessor

employer and utilized pension benefits accrued during employment with a predecessor to wipe out the possibility of future pension earnings with the successor; and (b) While the Company acknowledges that there was a generous CNW thrift plan that was the principal source of retirement income for CNW employees, no similar source of retirement income is made available to former CNW salaried employees at UP--the UP thrift plan is not a generous program as was CNW's main retirement program, its thrift plan. These are matters that the Company has repeatedly attempted to obscure, and as shareholders we believe such deceptive statements--especially to a federal agency such as the Commission--is unhealthy for our Company.

The Company's letter further states that the acquisition terms were proposed by CNW and ultimately agreed by the Company, listing three bullet points purportedly reflecting terms of the agreement.

- The first bullet states that CNW employees would receive "full credit" for all CNW service under UP's benefit plans. However, this point is highly misleading in that for pension purposes those credits are illusory when a pension offset is applied to wipe out any pension benefit that would otherwise be payable. Stated simply, 100% of 0 is 0. The fact that the Company would make this misleading point to a federal agency is quite surprising.

- The second bullet states that CNW employees would participate in the UP pension plan on the same terms as they participated in the CNW pension plan. This statement is also misleading, and it is also irrelevant. The statement is misleading because the CNW pension plan did not have a "predecessor employer pension offset" as the UP pension plan does; they are vastly different in this respect. The statement is irrelevant because the CNW pension plan was not a program that employees relied on: rather, it was the CNW thrift plan that was the main retirement program. With the takeover by UP, the UP pension plan is now the main retirement program, but we have now belatedly learned that former CNW employees will have those UP pensions wiped out by the offset.

- The third bullet admits that the UP pension plan offset is based in large part on pre-acquisition contributions to the CNW thrift plan. As described in Attachment 1, the problem for employees is that no one advised affected employees in a manner intended to be understood by the employees that they would be singled out under the UP regime in a way that will likely bar them from any future pension earnings. Thus, while the negotiators discussed the bullet points, employees with bills to pay, mortgages to consider, and kids' college decisions to make were kept in the dark about the impact of the back room deal.

The Company's letter describes the role of the CNW negotiating team. It even suggests that the team was similarly situated to the undersigned. Left unstated, however, were the identity of the CNW negotiating team members, the details of the team's authority, whether they were taking orders from the highest executives of CNW, the extent to which those CNW executives received millions in buy-out deals, and the linkage, if any, between those deals and the cost-savings enjoyed by UP in the acquisition.

The Company's letter states that UP "consistently communicated the terms of the employee benefit plan provisions to CNW employees as part of its transition measures." It refers to the weekly newsletter of April 17, 1995 which "specifically addressed the offset of CNW retirement benefits against Union Pacific pension benefits." That newsletter and a transmittal letter issued by one of the Company's lawyers are set forth as Attachment 2. The Staff can judge for itself how candid the Company has been and whether former CNW employees were indeed advised that their retirement security was threatened by employment with the UP.

A "lengthy question and answer communication" is also referred to by the Company. The Company states that the illustrations "showed that most former CNW employees would have their pension benefits . . . fully offset by benefits they would receive based on employer [CNW] contributions to the CNW thrift plan." (The offset is even worse than described in the quoted wording in that the Company later admitted that the offset is based not only on company contributions which CNW actually made in prior years, but also hypothetical contributions which CNW would have made, based on the pretend-assumption that all the employees had contributed maximum employee contributions. See Attachment 1.) In short, the employees had no understanding of what was happening to them in July, 1995.

But the most notable aspect of the July, 1995 questions and answers, which the Company has emphasized on page 3 of its letter, is that they were not drafted or distributed until after the June 15 deadline for employees to make their final decisions on whether to take a substantial severance payment and leave the Company. Thus, the Company's communications had the effect of retaining the workforce, and avoiding severance and pension liabilities.

Evidence of the Company's dissembling and evasive communications is seen in Attachment 3. Our proxy proposal indicated that we can document the Company's misleading communications. Attachment 3 is a partial transcript of a town hall meeting where on April 10, 1995, one month before we were to make our employment decisions, Ms. Schaefer, a senior vice president for human resources, explained UP benefits. Our comfort was to be the security of UP pension benefits. This event was also recorded on video tape.

The Company's letter also suggests (top of page 4) that any alternative to what UP decided to do would be unfair to others. That has never been true. Reasonable alternatives to the Company's discriminatory policy have been continuously available, and that, too, can be

documented. Also, there is nothing to substantiate that a proposed change "would increase significantly the retirement income of certain former CNW employees," and in fact the point is incorrect.

The Company's argument that "changing benefit plan provisions would be unfair to CNW employees who terminated their employment in reliance on the terms of the acquisition agreement" is a strange argument. First, as detailed above, former CNW employees had no understanding of their impending fate as UP employees. Second, the Company's argument that a discriminatory policy and deceptive communications should be viewed as acceptable because certain former employees have already made their decision to leave the Company turns this case on its head. The Company should willingly accept a proposal for non-discriminatory policies and non-misleading communications.

The Company also suggests (page 4) that it reconsidered the CNW pension plan provisions in 1997, and that the undersigned have continued their activities through 1998. The Company would have the reader infer that it has been open and communicative with employees, but remains puzzled about their apparent unreasonableness. However, the reality is that if the Company had any genuine questions about its employees' continuing concerns, those uncertainties should have been dispelled with the December, 1998 letter from the employees' counsel. Attachment 4.

In this situation, the Company holds all of the information and controls all of the operational decisions. With its December 9 letter, the Company begrudges the efforts of shareholders, who also happen to be employees, in asserting the modest rights they have under the law to express themselves when they have views, in this context as shareholders.

The Staff's pronouncements identified in the Company's letter miss the mark. The proposal submitted by the undersigned addresses deceptive communications and discriminatory policies. But for these forms of misconduct directed against one targeted segment of the Company's workforce, the proposal would not have been made. The proposal involves issues that all shareholders have an interest in. The Company's contention as to personal grievances of the undersigned has no merit. Indeed, as late as August, 1998, 186 employees signed a letter formally expressing dissatisfaction with the Company's stonewalling.

The Company seems to criticize the brevity of the proposal in that only one sentence is phrased in a manner that refers to the interests of all of the Company's shareholders. However, the preparation of the proxy proposal was subject to a short deadline and a 500 word limit by reason of Rule 14a-8(d). As discussed in this letter, the interests of all of the Company's shareholders are at issue. It is obvious that the Company's future business experience will be affected by improper corporate conduct. That the subject of the proxy proposal is intertwined with workforce issues and employee benefits issues should not immunize the Company from the expression of shareholders' views.

In sum, neither prong of the proposal conflicts with Rule 14a-8(i)(4).

II. The Proposal and Supporting Statement Do Not Deal With Matters Relating to Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

The Company's letter portrays the proposal as a matter relating to ordinary business operations. However, the Company's contentions are without merit, as discussed below.

First, the occasion for the proposal was a major corporate transaction which the Company itself notes was marked by negotiations with third parties, the CNW negotiating team. The acquisition was clearly not "ordinary business operations," nor will future acquisitions and similar transactions of interest to the Company's shareholders likely be "ordinary business operations."

Unlike the subject matter of the Staff's pronouncements in earlier cases, the instant proxy proposal is not primarily about employee benefits. As noted above, the proposal is about deceptive communications and discriminatory conduct. Contrary to the Company's suggestion, the proposal is not intended to micro-manage business operations, but is rather to have the Company adopt an expressly stated policy of truthful and complete communications and non-discriminatory treatment of its workers.

For example, a pension provision which wipes out future pension earnings of all UP employees would be legally permissible and would be non-discriminatory with respect to the entire UP workforce. However, the proxy proposal made an understandable assumption that the senior executives of the Company would not prefer to experience a change that wipes out their pensions, as they have decided to do in the case of former CNW employees. That example is simply one method in achieving a non-discriminatory policy toward employees. Another example would, of course, be to eliminate the offset applicable to former CNW employees, or to take some similar action.

In sum, the undersigned have made no proposal which conflicts with Rule 14a-8(i)(7).

III. The Proposal and Supporting Statement Are Not Vague and Misleading Within the Meaning of Rule 14a-8(i)(3).

The Company's letter complains that our proposal only briefly and selectively outlines the need for a specific Company policy. Aside from the time and word limitations noted above, the proxy proposal as currently written is not inappropriate or unsuited for a publicly held business such as the Company. Indeed, both prongs of the proposal are drawn with precision so as not to be overbroad.

A party asserting that a proposal is too vague can always complain that more specifics are needed. Moreover, after all that has transpired in the CNW takeover, for the Company to assert that our proposal is misleading carries no little irony.

More to a substantive level, it is clear that many non-discrimination rules exist in the workplace, and employers are accustomed to conforming to such principles and rules. There is thus ample precedent for the proxy proposal.

The Company complains that the undersigned do not suggest that the credit they received for service or compensation because of their status as CNW employees is discriminatory (page 7, top). This is true. The reason that we do not suggest that those credits are discriminatory is that for pension purposes the credits are essentially illusory. It would not matter if the Company were to confer infinite service and compensation credits on pension plan participants, if at the bottom line of the calculations there is a pension offset clause that wipes out the theoretical pension credits.

As for the Company's apparent difficulty in discerning what is or is not an evasive and deceptive communication, there are many ways of conquering this challenge. For example, the Company could retain human resources consultants who would assist management in implementing the proposed policy. Or, the Company could institute focus groups of employees who are targets of special treatment, to ensure that communications meet minimum standards of candor.

Conversely, if the Company has a truly intractable problem in eliminating deceptive communications and inappropriate discrimination, then, indisputably, the Company faces a problem of serious magnitude calling for shareholder attention. If the Board of Directors and the management of the Company are unwilling to embrace with enthusiasm the two-pronged proposal discussed here, then the Company's shareholders should be aware of that.

- The Company complains (page 7) that the proposal and supporting statement characterize the Company's actions pejoratively. Obviously, the undersigned do not favor a policy which prevents them from earning pensions in the future because of what may have occurred with a predecessor employer. Today and in the foreseeable future, former CNW employees will be working side by side with many other UP employees. Some of them may be new employees, while others may have already spent decades as employees of the Company. To our understanding, all of these categories of salaried employees--working side by side with former CNW employees--have the potential to earn pension benefits in their future years of service with the Company. To our understanding, the vast number of former CNW employees do not have that possibility, despite the fact that they serve as salaried employees in virtually the same capacities as employees in the general group.

The fact that the Company labels former CNW as pension plan "participants" is meaningless if they are not actually earning pension benefits. The fact that there are other employees of the Company who have spent part of their careers with businesses which were later acquired by Union Pacific, and are consequently also subject to some offset provision, is a meaningless point since it is our understanding that only former CNW employees are subject to a draconian offset that prevents future pension earnings. (If that understanding is not accurate, the Company might be more informative in future communications on this subject.) The pension offset, as it applies to former CNW employees, is a feature of the Company's human resources policy that is at war with normal employment policy.

The Company also states that "although the benefits under the UP pension plan may be fully offset by benefits accrued under the former CNW plan, such was not the design and may not always be the case." This statement compounds the misleading nature of the Company's message. As a matter of law, the Company and no one else controls the UP pension plan design. The Company may amend or terminate the plan whenever it chooses. It is unclear to the undersigned what the Company means when it says that "such was not the design." One wonders whether the Company means that its pension plan suffers from a plan design accident. One wonders whether the Company now regrets an ill-advised policy. Whatever the meaning of those words, the Company still controls the design of its pension plan.

Strangely, the Company also seems to tout the draconian nature of the pension offset when it refers to the "success" of the CNW thrift plan enabling the offset to strip employees of future pension earnings. Whether this statement was sufficient to warn the targeted group of the harsh realities is one question. A more important question is why the Company did not honestly advise former CNW that they would not receive UP pensions. The July, 1995 wording "will tend to fully offset the larger UPC pre-offset benefit as well" was certainly not calculated to be understandable to the typical employee.

The Company's suggestion that former CNW employees are better off than longstanding UP employees and new hires (page 7, bottom) cannot be taken seriously. In sum, while it is not surprising that the Company takes exception to the proxy proposal, there is nothing in the proposal and supporting statement that is vague or misleading so as to warrant exclusion from the Company's proxy materials.

IV. The Proposal Has Not Been Substantially Implemented and In Fact Is Fiercely Resisted by the Company.

The Company would exclude the proxy proposal because it allegedly has been substantially implemented within the meaning of Rule 14a-8(i)(10). The proposal is the adoption of a two-pronged policy to prohibit discriminatory practices against former CNW employees and to

prohibit deceptive communications regarding compensation and benefits. The Company asserts that former CNW employees have not been discriminated against.

As to this subject matter, the Company controls all of the data and information. Despite its resources, the Company has utterly failed to identify any other group of UP employees subject to any pension offset. It has failed to identify any other group of UP employees subject to a pension offset based on benefits accrued under a predecessor employer. And it has totally failed to identify any other UP employees who are subject to a pension offset so severe that the targeted employees will likely not earn any future pension benefits.

In addition, the suggestion that the Company was the lackey of the acquired group ("The offset provisions of the former CNW pension plan were carried forward at the request of similarly situated and duly authorized representatives of CNW to preserve the CNW's retirement structure.") insults any reader's intelligence. The Company, as the acquiring entity, was the dominant and surviving entity, and it is the Company alone that controlled the design decisions of its benefit plans at the time of the takeover and continuously thereafter. Moreover, the Company's suggestion here is contrary to that on page 7 of its letter where it portrayed the design of the Company's employee benefit programs, regardless of any request from CNW people, as a product of longstanding Union Pacific Corporation policy and practice.

The Company closes Part IV of its letter with a focus on the "procedures by which the Company communicates with its employees." Here, the undersigned have not taken-issue with any of the procedures used by the Company to communicate. The Company's communication problems lie in the area of content and intent, not procedures. Furthermore, as discussed above, the Company's misleading communications have been documented for independent parties to assess, should they wish to do so.

Finally, the issue at hand does not involve participants' rights under the Employee Retirement Income Security Act. The proxy issue is one of communication to shareholders about a policy proposal for which, in our view, the Company has great need.

For all of the foregoing reasons, we respectfully request the Staff to take appropriate enforcement steps if the Company proceeds intent to exclude our proposal from the Company's 2000 proxy materials.

Thank you for your attention to this matter.

Sincerely yours,





William B. Rowe, Jr.
1171 Giese Road
Batavia, Illinois 60510
(630) 886-4458

Donald R. York
27W208 Carrel
Winfield, IL 60190
(630) 876-2795

laf
Enclosures

cc (w/encls.): Ellen J. Curnes

UNION PACIFIC CORPORATION



ELLEN J CURNES
Senior Corporate Counsel

December 9, 1999

VIA UPS NEXT DAY AIR (#1Z 635 800 22 1089 1790)
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **1934 Act/Rule 14a-8 -- Union Pacific Corporation -- Shareholder Proposal of Messrs. William B. Rowe and Donald R. York**

Ladies and Gentlemen:

Union Pacific Corporation has received a proposal and supporting statement for inclusion in the Company's proxy materials for its 2000 annual shareholders' meeting from Mr. William B. Rowe and Mr. Donald R. York. Messrs. Rowe and York are shareholders of the Company and non-executive management employees of Union Pacific Railroad Company, the Company's principal operating subsidiary. Mr. Rowe is Senior Manager – Operating Practices and Mr. York is Manager – Environmental Site Remediation. I have attached the proponents' letter, dated November 8, 1999, setting forth their proposal and supporting statement. The Company intends to omit the proposal and supporting statement from its 2000 proxy materials for the reasons set forth below. We request the Staff of the Division of Corporation Finance to concur in our opinion. Pursuant to Rule 14a-8(j), I have enclosed six copies of this letter and its attachments. A copy of this letter is being concurrently sent to Messrs. Rowe and York.

The proposal seeks to (i) "[prohibit] the Company from discriminating against the former salaried employees of the Chicago & Northwestern Railway Company ... with respect to current or deferred compensation ... [including] the repeal of the current UP pension plan offset applicable only to former CNW employees...." and (ii) "[prohibit] management ... from communicating with former CNW salaried employees concerning their pension benefits in any manner that is deceptive or otherwise not calculated to fully inform such employees of their pension benefits, as a result of the acquisition of CNW." The full text of the proposal and supporting statement is set forth in the attached copy of Messrs. Rowe and York's November 8, 1999 letter. As discussed more fully below, we believe the proposal and supporting statement may properly be excluded from the 2000 proxy materials under the following rules:

1. 14a-8(i)(4), because the proposal and supporting statement are motivated by, and relate to the redress of, a personal claim or grievance against the Company and as

LAW DEPARTMENT
1416 Dodge Street Room 830 Omaha NE 68179
Phone (402) 271-3320 Fax (402) 271-3093

such the proposal is designed to result in a benefit to, or to further a personal interest of, Messrs. Rowe and York that is not generally shared by the Company's other shareholders;

2. 14a-8(i)(7), because the proposal and supporting statement relate to the operation of the Company's retirement plan, which is not restricted to the Company's executives, and therefore relate to the ordinary business of the Company;

3. 14a-8(i)(3), because the proposal and the supporting statement are vague and contain misleading statements in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits such statements in proxy solicitation materials; and

4. 14a-8(i)(10), because the proposal has been substantially implemented.

I. The Proposal and the Supporting Statement are Motivated by a Personal Claim and Grievance of Messrs. Rowe and York against the Company, and are Designed to Result in a Benefit to Messrs. Rowe and York not Generally Shared by Other Shareholders.

Under Rule 14a-8(i)(4), a proposal is excludable if it relates to the redress of a personal grievance against the company or is designed to result in a benefit that is not shared by the shareholders at large. Messrs. Rowe and York are former non-executive management employees of the Chicago and Northwestern Railway Company ("CNW"), which the Company acquired in 1995, and are currently non-executive management employees of Union Pacific Railroad Company. Messrs. Rowe and York's proposal, in essence, complains about the impact on them of the integration of the Company's and CNW's retirement income plans, and continues a battle they have waged for years.

The origins of Messrs. Rowe and York's grievance arise out of the interrelationship between the terms of the CNW Profit Sharing and Retirement Savings Plan (the "CNW thrift plan") and the CNW pension plan prior to the Company's acquisition of CNW. The CNW thrift plan was the principal source of retirement income for CNW management employees. Benefits were payable under the CNW pension plan only after the pension benefit was offset by the full amount of employer contributions CNW could have contributed to the CNW thrift plan. In most instances, due to the generous nature of the CNW thrift plan, this resulted in a full offset of pension benefits. The Company's approach to retirement income was different, relying primarily on benefits under the Company's defined benefit pension plan. The CNW team negotiating the acquisition proposed the terms of the integration provisions, with the advice of a major Chicago law firm having an excellent reputation in employee benefits matters, in order to preserve for CNW employees after the acquisition the retirement income structure applicable to them prior to the time of the acquisition. The terms proposed by CNW, and ultimately agreed to by the Company, provided that:

- CNW employees would receive full credit for all service with and compensation from CNW for purposes of eligibility, vesting and benefit calculations under Company employee benefit plans, including the Union Pacific pension plan, thrift plan and flexible benefit plan;

- CNW employees participating in the CNW pension plan would become participants in the Union Pacific pension plan for salaried employees on the same terms as they participated in the CNW pension plan;

- The offset to pension plan benefits attributable to employer contributions to the CNW thrift plan would continue to apply to benefits under the Union Pacific pension plan.

Although the proponents now attempt to characterize this structure as harmful and discriminatory, the stated goal of the CNW negotiating team was to insure that CNW employees would not be adversely affected by the acquisition, and it was to that end they urged the above provisions. These CNW representatives, being similarly situated to the proponents, shared their interests and the interest of other CNW employees. The Company consistently communicated the terms of the employee benefit plan provisions to CNW employees as part of its transition measures. The Company distributed a weekly newsletter to CNW employees, answering their questions and conveying information of general interest about the acquisition. These newsletters frequently addressed benefit plan issues, and the newsletter dated April 17, 1995 specifically addressed the offset of CNW retirement benefits against Union Pacific pension benefits. A lengthy question and answer communication addressing benefit plan issues distributed in July 1995 also described the offset provision and provided illustrations under various factual situations. The illustrations showed that most former CNW employees would have their pension benefits, whether from the CNW pension plan in the absence of the acquisition or from the Union Pacific pension plan with the acquisition, fully offset by benefits they would receive based on employer contributions to the CNW thrift plan. The Company's human resources employees also were available to, and did, respond to individual questions concerning the integration provisions. At the time of the acquisition, less than 800 CNW employees participated in the CNW pension plan. Currently, approximately 7,000 Union Pacific employees are eligible to participate in the Union Pacific pension plan. Of these, less than 500 are former CNW employees who became Union Pacific employees in connection with the acquisition and are impacted by the agreement of which Messrs. Rowe and York complain.

Seeing a personal advantage in an alternative integration structure, Messrs. Rowe and York, together with certain other former CNW management employees, have engaged in a campaign designed to cause the Company to waive the pension offset provision originally proposed and agreed to by CNW's representatives. Since the integration of the CNW and Union Pacific benefit plans, Messrs. Rowe and York have contacted the Company on numerous occasions regarding the provisions of the CNW and

Union Pacific retirement income plans and the calculation of their retirement income benefits. As a result of the inquiries of certain former CNW employees, including Mr. Rowe, in the autumn of 1997 the Company reconsidered the CNW pension plan provisions included in the acquisition agreement. Mr. Rowe participated in conference calls during which the issue was thoroughly examined. The Company ultimately decided to retain the pension plan provisions as originally agreed with the CNW representatives. The reasons for doing so indicate the many delicate employee relations issues that are involved in integrating employee benefit plans after an acquisition. The proposed change would generally increase significantly the retirement income of certain former CNW employees relative to similarly situated employees who had only worked for Union Pacific and, in some cases, other former CNW employees, and so be unfair to the adversely affected employees. Changing the provisions would be unfair to former CNW employees who terminated their employment in reliance on the terms of the acquisition agreement. The proposed waiver would allocate a portion of the Company's limited compensation resources to the disproportionate benefit of a particular group of employees. Given these and other considerations, the Company determined that the proper course was to retain the original provisions proposed by the CNW team representing the interests of the CNW employees.

Apparently unsatisfied with that result, in April 1998 attorneys engaged by Mr. Rowe to represent him in connection with his "dispute" (as characterized by his attorneys) with the Company concerning benefits payable under the Union Pacific pension plan contacted the Company. Mr. York orchestrated a petition drive among former CNW employees. The petition, presented to the President of Union Pacific Railroad in August 1998, expressed yet again the unhappiness of certain former CNW management employees with the pension plan integration provisions. Mr. York sent a copy of his petition to the Company's Board of Directors, which the Board reviewed with the Company's management. Mr. York also retained attorneys (who subsequently advised the Company that they also represented other former CNW management employees) to represent him in reviewing his pension plan benefits. In October 1998, Mr. York's attorneys requested various documents and information concerning Mr. York's plan participation and benefits, which the Company has provided.

It has been several months since the Company has heard from Mr. Rowe and Mr. York's attorneys, and we cannot determine whether or not Messrs. Rowe and York intend to pursue their individual complaints through litigation. But it is clear that Messrs. Rowe and York have chosen to continue their personal crusade through the shareholder proposal process. Indeed, the Company has recently become aware of a larger scheme devised by a group purporting to represent the interests of former CNW management employees, styled the "FNWO Help Fund," to begin a campaign to bring the complaints of the disaffected CNW management employees in front of several different federal agencies, Congress and the press.

The Staff has confirmed the exclusion of shareholder proposals under Rule 14a-8(i)(4) in cases where the proponents have used the proposal process as a vehicle to redress a personal grievance against a company. For instance, in *NYNEX Corporation* (January 5, 1995), the Staff concurred that a proposal to credit service with an acquired business for purposes of calculating pension benefits was properly excludable under Rule 14a-8(c)(4). Other recent examples of proposals excluded under the personal grievance provision of Rule 14a-8 include *Unocal Corporation* (March 15, 1999); *The Boeing Company* (February 4, 1998); and *International Business Machines Corporation* (January 20, 1998) (proposal to increase pension benefits). The purpose of the personal grievance exclusion is insure that the security holder proposal process is not abused by proponents attempting to achieve personal ends that are not necessarily in the common interests of the company's shareholders. Exchange Act Release No. 20091 (August 16, 1983). The provisions of Messrs. Rowe and York's proposal and supporting statement correspond directly with the facts and circumstances of their own complaints against the Company, and the proposal is no more than an attempt to use the shareholder proposal process to redress their personal grievances with the Company. Accordingly, the proposal is properly excludable under Rule 14a-8(i)(4).

Additionally, the proposal seeks to further a personal interest that is not shared by the Company's other shareholders generally. Only one sentence of the supporting statement is phrased in a manner that even attempts to relate to matters of general interest or benefit to all the Company's shareholders. The proposal is plainly designed to benefit only Messrs. Rowe and York and certain other former CNW management employees. An increase in pension benefits to those employees may in fact be contrary to the interests of the Company's shareholders because it would result in additional costs to the Company. The tangible benefits that would accrue to Messrs. Rowe and York, were their proposal to be implemented, also would not accrue as a result of their status as shareholders of the Company, but only as a result of being former employees of CNW. That status is an attribute not common to the Company's shareholders.

II. The Proposal and the Supporting Statement Deal with Matters Relating to Ordinary Business Operations.

Under Rule 14a-8(i)(7), a proposal is excludable if it deals with a matter relating to the Company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at the annual meeting." Release No. 34-40018 (May 21, 1998). The Staff has consistently concurred in the omission pursuant to the ordinary business exclusion of Rule 14a-8 of proposals concerning the substance of and procedures applicable to retirement and other employee benefits on the basis that such proposals deal with matters relating to the ordinary business operations of the registrant. For example, in *Lockheed Martin Corporation* (February 2, 1998), the Staff concurred,

pursuant to Rule 14a-8(c)(7), in Lockheed Martin's determination to exclude a shareholder proposal to count as credited service all service by participants to businesses other than Lockheed Martin if Lockheed Martin acquired that business. Other recent examples include *Avery Dennison Corporation* (November 29, 1999) (cost of living adjustment to pension benefits); *Bell Atlantic Corporation* (October 18, 1999) (equalizing management and non-management retirement benefits); *Burlington Industries, Inc.* (October 18, 1999) (retiree health benefits); *Lucent Technologies Inc.* (October 4, 1999) (equalizing deferred and service pension benefits); *General Electric Company* (January 25, 1999) (cost of living adjustment, minimum benefits, composition of pension trust board); and *United Technologies Corporation* (January 25, 1999) (cost of living adjustment).

As with each of the above examples, the proposal and supporting statement submitted by Messrs. Rowe and York, by eliminating the offset provision, essentially provide for increasing the pension benefits of some of the Company's employees and also attempt to regulate the Company's procedures in dealing with its employees in respect to their pension benefits. As such, the proposal falls squarely within the ordinary business exclusion. The Union Pacific pension plan to which the proposal and supporting statement relate is open to substantially all Union Pacific Corporation and Union Pacific Railroad non-union employees and has over 22,000 current and former employees participating, many of whom were previously employed by businesses, other than CNW, that the Company has since acquired. The appropriate treatment of employees of an acquired business for employee benefit plan purposes, particularly after the terms of the acquisition have been approved by appropriate corporate action, involves analysis which must take into account the general compensation policies of the Company, the financial impact of the benefit plan provisions, the impact on other employees and the Company's relationship with those employees, and a host of other factors. It is a "matter of complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

III. The Proposal and the Supporting Statement are Vague and Misleading.

Rule 14a-(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting material. The proposal is vague, and the proposal and supporting statement are misleading in that they only briefly and selectively outline Messrs. Rowe and York's complaint.

The Staff has confirmed the exclusion of shareholder proposals under Rule 14a-8(i)(3) if the proposal is vague and indefinite. See *Wm. Wrigley Jr. Company* (November 18, 1998) (proposal that the company adopt an employee charter); *Microlog Corporation* (December 22, 1994) (proposal to limit compensation if certain measurements are not met). The proposal submitted by Messrs. Rowe and York is unacceptably vague and indefinite, and should be excluded for that reason. It states that the Company shall be

prohibited from "discriminating" against former CNW employees, and that repeal of the Union Pacific pension plan offset is only one part of this policy. What else is required of the Company? Messrs. Rowe and York do not say. Significantly, Messrs. Rowe and York do not suggest that the credit they received for service or compensation because of their status as former CNW employees is discriminatory. By what standard is non-discrimination to be judged in light of the many different categories of employees that make up the Union Pacific workforce? What constitutes an evasive and deceptive communication as proposed by Messrs. Rowe and York? Again, Messrs. Rowe and York provide no guidance by which shareholders can determine what they are voting on or make an informed decision.

The proposal and supporting statement repeatedly characterize the Company's actions pejoratively as discrimination, wrongly implying that offset provisions apply only to former CNW employees. It is the Company's philosophy to treat Union Pacific employees who have spent part of their careers with businesses since acquired by Union Pacific similarly to Union Pacific employees who have spent their entire career with Union Pacific. Toward that end, offset provisions are also applicable to employees of businesses other than the CNW that have been acquired by the Company. However, because of the individual characteristics of the former plans, the ultimate effect of the offsets may differ and, of course, the offset with particular reference to the CNW pension plan applies only to former CNW employees. Messrs. Rowe and York state also that former CNW employees are prevented from earning regular pension benefits and that the offsets "wipe out" future pension benefits. In fact, former CNW management employees are full participants in the UP pension plan and, although the benefits under the UP pension plan may be fully offset by benefits accrued under the former CNW plan, such was not the design and may not always be the case.

Messrs. Rowe and York state that the Company and its management have been deceptive and evasive in its communications with former CNW employees. In fact, CNW employees were kept informed on the pension plan integration provisions from the early stages of the acquisition transaction, and the July 1995 material distributed to CNW employees states that "the success of the [CNW thrift plan] has resulted in balances large enough to fully offset everyone's benefits under the [CNW pension plan]" and "except for older C&NW employees, the employer account of the [CNW thrift plan] will tend to fully offset the larger UPC pre-offset benefit, as well."

Messrs. Rowe and York also compare the treatment of former CNW employees unfavorably to longstanding UP employees or newly hired employees, when in fact former CNW employees were immediately vested in and credited with prior service at CNW for purposes of Union Pacific's employee benefit plans. This is a benefit newly hired employees do not receive, and longstanding employees have earned their service credit, and a benefit not disclosed by Messrs. Rowe and York. If Messrs. Rowe and York intend that former CNW employees forfeit credit for compensation and service with

CNW, they not only fail to disclose that fact, but also the fact that some former CNW employees will be worse off than under the agreed integration provisions.

The proper sanction for the vague and misleading nature of this proposal is a determination by the Staff that it will raise no objection if the proposal is omitted in its entirety from the Company's 2000 proxy materials. Allowing Messrs. Rowe and York to cure the vague and misleading aspects of the proposal and supporting statement would encourage the submission of additional proposals with little regard to accuracy or whether the Company's shareholders are able to make an informed judgment.

IV. The Proposal has been Substantially Implemented.

Rule 14a-8(i)(10) provides that a proposal may be excluded if the company has already substantially implemented the proposal. The essence of Messrs. Rowe and York's proposal and supporting statement is a prohibition on discrimination against former CNW employees. But they and other former CNW employees simply have not been discriminated against. The offset provisions of the former CNW pension plan were carried forward at the request of similarly situated and duly authorized representatives of CNW to preserve the CNW's retirement income structure. Former CNW employees were credited for their CNW service and compensation for all Union Pacific benefit plan purposes. That the application of particular provisions of Union Pacific's benefit plans may vary from employee to employee is inevitable given the size and make-up of Union Pacific's workforce, but this does not constitute discrimination. Indeed, implementing Messrs. Rowe and York's proposal could well be characterized by the Company's non-CNW employees as discriminatory. To the extent the proposal relates to the procedures by which the Company communicates with its employees, not only has the Company been forthright, but also to the extent such communications are covered by the Employee Retirement Income Security Act, that act already prohibits false or misleading communications.

<u>Conclusion</u>

For the foregoing reasons, the Company believes that the proposal and supporting statement submitted by Messrs. Rowe and York may be omitted under Rule 14a-8. The Company requests that the Commission Staff confirm that it will not recommend enforcement proceedings if the Company omits the Proposal from its 2000 proxy materials.

Respectfully submitted,



Ellen J. Curnes
Senior Corporate Counsel

Enclosures

EJC/sla

cc: Mr. William B. Rowe-- UPS Next Day Air
Mr. Richard York -- UPS Next Day Air

G:\LAWSEC\GROUP\EJC\2000 ANNUAL MEETING SECNALYR.DOC

RECEIVED LAW DEPT.

NOV 10 1999

CERTIFIED MAIL -
<u>RETURN RECEIPT REQUESTED</u>

Mr. Carl W. Von Bermuth
Senior Vice President
General Counsel and Secretary
Union Pacific Corporation
1717 Main Street, Suite 5900
Dallas, TX 75201-4605

Dear Mr. Von Bermuth:

Enclosed please find a shareholder proposal regarding former salaried employees of Chicago & Northwestern Railway Company now employed by Union Pacific Corporation for inclusion in the UP proxy statement.

If for any reason you or the Chairman of the Board believes that this proposal is not adequate for its intended purpose and for presentation at the stockholders meeting, please let me know without delay so that your questions may be addressed and eliminated.

Very truly yours,



Enclosure

S:\CLIENT\1452\000002\Letters\Carl VonBermuth2 Ltr.wpd

Shareholder Proposal
Regarding
Non-Discriminatory, Non-Deceptive
Compensation Policy With Respect
To Formal Salaried Employees of CNW

The description of this Proposal and the information required by ARTICLE I, Section 10 of the By-Laws are set forth on the attached pages and are incorporated here by reference.


Stockholder
Date: 11/8/99


Stockholder
Date: 11/08/99

S:\CLIENT\1452\000002\Documents\Shareholder Proposal2 10-29-99 wpd

Information Regarding Proposal

A. Description of Proposal.

The Company should adopt, and the Board of Directors should supervise, management's implementation of a two-pronged policy that:

(i) prohibits the Company from discriminating against the former salaried employees of the Chicago & Northwestern Railway Company (CNW) who became employed by Union Pacific Corporation or its affiliates (UP or "Company") with respect to current or deferred compensation simply by reason of their status as former CNW employees, such prohibition to include the repeal of the current UP pension plan offset applicable only to former CNW employees which prevents them from earning regular pension benefits and which does not apply to other salaried employees of UP, and

(ii) prohibits management and any other representatives of the Company from communicating with former CNW salaried employees concerning their pension benefits in any manner that is deceptive or otherwise not calculated to fully inform such employees of their pension benefits, as a result of the acquisition of CNW.

The reasons for proposing this policy include the following. Former employees of CNW employed by the Company after the acquisition of CNW should not be discriminated against simply because of their prior employment and should in no event be dealt with in a deceptive manner, particularly with respect to their pension benefits, on which their futures depend. Former CNW employees are currently treated in a less favorable, discriminatory manner as to pensions.

Specifically, UP has nominally designated former CNW as participants in the UP pension plan, but applies their former CNW pension earnings as an offset to wipe out future pension benefits that would otherwise be earned in the case of longstanding UP employees or newly hired employees. Former CNW employees are able to document that management's responses to their inquiries about their pensions have been evasive and deceptive, and such conduct is inconsistent with honorable corporate practices. If the proposed policy had been in existence since the Company's acquisition of CNW, that policy would have been violated. The Board of Directors and all other responsible representatives of the Company should adopt and implement the proposed policy immediately, including the repeal of the pension offset that wipes out employees' pensions.

This issue is important to the Company and shareholders because discriminatory treatment of certain employees by reason of their prior employment is improper and will adversely affect the Company's business activities, especially its position in negotiating future acquisitions. The Company should have a positive record of a good corporate citizen.

B. Name and record address of the stockholders.

(1) Donald R. York
27 W 208 Carrel Street
Winfield, Illinois 60190

(2) William B. Rowe, Jr.
1171 Geise Road
Batavia, Illinois 60510

C. Class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the stockholder as of the record date for the meeting (if the date was made publicly available) and as of the date of this notice.

(1) As to Mr. York:

(i) As of the record date:

208 shares, common

(ii) As of the date of this notice:

208 shares, common

Held in Mr. York's name by CIBC Oppenheimer.

(2) As to Mr. Rowe:

(i) As of the record date:

Holdings of UP stock have generally been as follows:

Date	401(k)	Street Broker	Total $
98/07/01	$119,788	0	$119,788
98/09/30	$68,170	0	$68,170
98/12/31	$5,671	$22,000 (A)	$27,671
99/03/31	$92,503	$25,000 (B)	$117,503
99/06/30	$189,888	$28,000 (C)	$217,888
99/09/30	$43,156	$25,000 (D)	$68,156
99/11/01	$50,012	$27,000 (E)	$77,012

Note A exercised NQ options for 500 shares UNP on 98/12/21 Stock to street brokerage account. 500 shares at $44.
Note B 500 share sat $50.
Note C 500 shares at $56.
Note D 500 shares at $50.
Note E 500 Shares at $54.

(ii) As of the date of this notice:

$50,000 of common shares held in UP 401(k) plan and $27,000 of common shares held in broker's account.

D. Arrangements or understandings between the stockholder and any other person (including their names) in connection with the Proposal and any material interest of stockholder:

There are no arrangements or understandings on the part of the stockholder except the understanding that virtually all of the former salaried employees of CNW employed by the Company are adversely affected by the conduct proposed

to be prohibited, and that many such employees have sought to eliminate the described discrimination.

F. Appearance at meeting:

Either or both stockholders intend to appear in person or by proxy at the meeting of stockholders to bring the Proposal before the meeting.

E. Other information:

See Attachment 1.

S:\CLIENT\1452\00000?\Documents\Board Nominee2 10-29-99.wpd

Attachment 1

A. Statement of holding and continued holding of UP stock.

I/We, the undersigned. have held my/our UP stock for the required one year period, and intend to continue holding my/our UP stock through the date of the annual meeting of shareholders.

B. Verification.

The information set forth in the attached Information Regarding Proposal is true and correct to the best of my/our information and belief.



Stockholder

Date: 11/8/99



Stockholder

Date: 11/08/99

S:\CLIENT\1452.000002\Documents\Attachment 1.wpd

Ref: 00003760 00010974

A Member of TravelersGroup

Client Statement

August 31 - September 27, 1998

341198718504600000003760 298268AL01 PTDFO001A
DONALD YORK
27 W 208 CARREL STREET
WINFIELD IL 60190

SALOMON SMITH BARNEY INC.
Your Financial Consultant

28 STATE STREET
28TH. FLOOR
BOSTON MA 02109
617-570-9050

Account number 341-50460-14 718

Account value

	Last period	This period
Cash balance	$ 10,000.00	$ 31.81
Stocks	0.00	38,290.50
Net value	$ 10,000.00	$ 38,322.31

Cash balance

	This period
Opening balance	$ 10,000.00
Securities bought and other subtractions	0.00
Securities sold and other additions	48,451.15
Deposits	0.00
Withdrawals	-58,419.34
Closing balance	$ 31.81

Portfolio details

The values of your holdings are as of 09/26/98

ocks

Common stocks	Exchange	No. of shares	Price	Yield	Anticipated Income (annualized)	U.S. Dollar Market value	Comment
UNION PACIFIC CORP	NYSE	802	$ 45.25	1.767%	$ 641.80	$ 38,290.50	Symbol: UNP\Rated: B+
Total stocks					$ 641.80	$ 38,290.50	

CLIENT ACCOUNT STATEMENT

Page	Account Number	Account Executive	Period Ending
2 OF 4	020-63998	J ALAN CRANE - 735	09/24/99

DONALD R YORK &
IMELDA M YORK JT/WROS
27 W 208 CARROL

Portfolio Holdings

Money Market Funds

Description	Account Type	Quantity	Symbol	Current Price	Current Value	Estimated Annual Yield	Estimated Annual Income	Portfolio Percent
SUB-TOTAL MONEY MARKET FUNDS								

Equities

Common Stock

Description	Account Type	Quantity	Symbol	Exchange	Current Price	Current Value	Estimated Annual Yield	Estimated Annual Income	Portfolio Percent
UNION PACIFIC CORP (L)	CASH	802	UNP	NYSE	50.00000	40,100.000	1.600	642	33.9:
SUB-TOTAL COMMON STOCK									

COMMON STOCK HOLDINGS SUMMARY BY INDUSTRY CODE

(K) 43% TECHNOLOGY	(L) 57% TRANSPORTATION

Closed End Funds

Description	Account Type	Quantity	Symbol	Exchange	Current Price	Current Value	Estimated Annual Yield	Estimated Annual Income	Portfolio Percent
SUB-TOTAL CLOSED END FUNDS									
SUB-TOTAL EQUITIES									

Mutual Funds

Description	Account Type	Quantity	Symbol	Exchange	Current Price	Current Value	Estimated Annual Yield	Estimated Annual Income	Portfolio Percent



printed on recycled paper



Cash and securities held by us in your client account(s) are protected in two ways. Through our membership in SIPC (Securities Investor Protection Corp), protection is provided up to $500,000, of which as much as $100,000 can be in cash. The firm [illegible] this by providing similar protection for the remainder of the cash and/or securities that we hold on your [illegible] This statement shall be conclusive if not objected to in writing within ten days. [illegible] address all [illegible] cations to the firm and not to individuals. Address changes or other material changes on your account should [illegible] acted to the office serving your account. We recommend that you retain this statement to assist you in tax [illegible] activities [illegible]

www.WEB STREET SECURITIES.com

Deerfield, IL 60015

Tel. (800)-WEB-TRADE

20 Broadway, New York, N.Y. 10004-1798

WILLIAM B ROWE
1171 GIESE RD
BATAVIA IL 60510-3338

528.187

Period Ending	Account #	A.E. Nu
09/24/99	933-33398-11	005
Last Statement	**Taxpayer ID #**	**Page**
08/27/99		1 of

Account Summary	Opening Balance	Closing Balance
CASH ACCOUNT		
MARGIN ACCOUNT		
NET ACCOUNT BALANCE		
PRICED PORTFOLIO VALUE		
TOTAL ACCOUNT EQUITY		

Income Summary	This Month	Year To !
TAXABLE DIVIDENDS		
MARGIN INTEREST EXPENSE		

*** LOOK FOR THE RECENTLEY ADDED WHAT'S NEW SECTION ON OUR WEB PAGE ***
THIS NEW SECTION WILL KEEP YOU INFORMED OF THE LATEST ENHANCEMENTS. CURRENTLY, YOU WILL FIND WEB STREET'S NEW MARKET & RESEARCH INFORMATION, MARKET TOUCH - TOUCH TONE INTERACTIVE TRADING, AND ENHANCED OPTION QUOTES.

PORTFOLIO SUMMARY

Type	Quantity	Description	Symbol	Price	Market Value	Estimated Rate	Ann Inc
CA:							
CASH							
CA							
M IN							
MARGIN							
MARGIN	500	UNION PACIFIC CORP	UNP	50.00	25,000	.800	4
MARGIN							

PRICED PORTFOLIO VALUE | CURRENT ESTIMATED YIELD | TOTAL ESTIMATED INCO

OPEN ORDERS

Type	Date	Quantity	Transaction	Description	Symbol	Price

REGULAR ACCOUNT ACTIVITY

Type	Date	Quantity	Transaction	Description	Price	Debit	Cred
				MARGIN INTEREST			
MARGIN	09/16						
MARG	09/16						



SEE REVERSE SIDE FOR IMPORTANT TAX INFORMATION. This statement shall be conclusive if not objected to in writing within ten days. Errors and omissions excepted. Please address all communications to the firm and not to individuals. Address changes or other material changes on your account should be directed to the office servicing your account. Kindly mention your account number. This statement should be retained for income tax purposes.

010 02 010 02 UC1D92 528.187 010 528.187 Z B A 35 09.25.99 12.11

Account Values By Fund

Plan Name: Chicago And North Western Railway Company Profit Sharing And Retirement Savings Program

Plan Number: 092428

As of: 10/29/1999

Fund prices are updated every business day (after the market closes) and are usually available by 7 p.m. Eastern time the same day. However, your account balance is calculated overnight, and is not available until 8 a.m. the following morning. Between those times, you may notice that the fund price multiplied by the number of shares will not equal the fund value.

Fund Name	Net Asset Value	Shares	Fund Value
Vanguard Prime Money Mkt	$1.00		
UP Common Stock (Corporate)	$11.89	4,206.296	$50,012.86
Union Pacific Fixed Income	$10.18		
Vanguard Windsor Fund	$16.91		
Vanguard U.S. Growth	$41.45		
Vanguard Total Bond Mkt Index	$9.71		
	$.00		
TOTAL			

© 1999 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.
Your use of this site signifies that you accept our Terms and Conditions of Use.



UNION PACIFIC

For information call:
Vanguard Participant Services
In the USA (800) 523-1188
Or via the internet at: www.vanguard.com

WILLIAM B ROWE JR

TOTAL VESTED VALUE (CONT'D.)

	Closing balance	Vested percent	Vested value
AFTER-TAX POST 1986 UNMATCHED	[illegible]	100.00	[illegible]
EMPLOYER GENERAL ACCOUNT	[illegible]	100.00	[illegible]
AFTER-TAX PRE-1987	[illegible]	100.00	[illegible]
Total vested value			$ [illegible]

Your vested balance approximates the amount of money you are entitled to if you terminate your employment. A distribution from your account is based on the value of your account on the day the request is received at Vanguard. Your account value could be less than the amount reflected above due to market fluctuation. The money you have had deducted from your pay is always 100% vested.

Vanguard [illegible]			
Vanguard U.S. Growth Fund			
UP Common Stock (Corporate)	189,888.83	- 146,732.24	43,156.59
Vanguard Small-Cap Index Fund			
Union Pacific Equity Index			
Total		$ [illegible]	

1028 13667





Vanguard GROUP



For information call:
Vanguard Participant Services
In the USA (800) 523-1188

UNION PACIFIC

WILLIAM B ROWE JR

TOTAL VESTED VALUE (CONT'D.)

	Closing balance	Vested percent	Vested value
AFTER-TAX POST 1986 UNMATCHED			
EMPLOYER GENERAL ACCOUNT		100.00	
AFTER-TAX PRE-1987		100.00	
Total vested value			

Your vested balance approximates the amount of money you are entitled to if you terminate your employment. A distribution from your account is based on the value of your account on the day the request is received at Vanguard. Your account value could be less than the amount reflected above due to market fluctuation. The money you have had deducted from your pay is always 100% vested.

UP Common Stock (Corporate)	92,503.43	97,385.40	189,888.83
Vanguard Small-Cap Index Fund	2		
Fund			73
Total			3



13667



THE Vanguard GROUP.

00111'9



UNION PACIFIC

For information call:
Vanguard Participant Services
In the USA (800) 523-1188

WILLIAM B ROWE JR

TOTAL VESTED VALUE (CONT'D.)

	Closing balance	Vested percent	Vested value
AFTER-TAX POST 1986 UNMATCHED		100.00	
EMPLOYER GENERAL ACCOUNT		100.00	
AFTER-TAX PRE-1987		100.00	
Total vested value			

Your vested balance approximates the amount of money you are entitled to if you terminate your employment. A distribution from your account is based on the value of your account on the day the request is received at Vanguard. Your account value could be less than the amount reflected above due to market fluctuation. The money you have had deducted from your pay is always 100% vested.

PLAN ASSET ALLOCATION

Vanguard International Growth Fund			
UP Common Stock (Corporate)	5,671.76	86,831.67	92,503.43
Vanguard Small-Cap Index Fund			
Total	$		

13667 1 

Vanguard GROUP

0016076

For information call:
Vanguard Participant Services
In the USA (800) 523-1188

UNION PACIFIC

WILLIAM B ROWE JR

TOTAL VESTED VALUE (CONT'D.)

	Closing balance	Vested percent	Vested va
EMPLOYER GENERAL ACCOUNT AFTER-TAX PRE-1987	40	00 100.00	
Total vested value			

Your vested balance approximates the amount of money you are entitled to if you terminate your employment. A distribution from your account is based on the value of your account on the day the request is received at Vanguard. Your account value could be less than the amount reflected above due to market fluctuation. The money you have had deducted from your pay is always 100% vested.

PLAN ASSET ALLOCATION

Vanguard International Growth Fund			
UP Common Stock (Corporate)	68,178.69	62,506.93	5,671
Total			



For information call:
Vanguard Participant Services
In the USA (800) 523-1188

WILLIAM B ROWE JR

UNION PACIFIC

ACTIVITY BY FUND (CONT'D.)

	Opening balance	Net change	Closing balance
UP Common Stock (Corporate)	119,788.06	-51,609.37	68,178.69
Total			

THE Vanguard GROUP.

0016890



UNION PACIFIC

April 01, 1998 - June 30, 1998

For information call:
Vanguard Participant Services
In the USA (800) 523-1188

WILLIAM B ROWE JR

TOTAL VESTED VALUE (CONT'D.)

	Closing balance	Vested percent	Vested value
EMPLOYER GENERAL ACCOUNT		100.00	7
AFTER-TAX PRE-1987		100.00	
Total vested value			8

Your vested balance approximates the amount of money you are entitled to if you terminate your employment. A distribution from your account is based on the value of your account on the day the request is received at Vanguard. Your account value could be less than the amount reflected above due to market fluctuation. The money you have had deducted from your pay is always 100% vested.

PLAN ASSET ALLOCATION

Please note that Vanguard has changed the name of the short-term reserves category to cash reserves. The cash reserves category represents investments which seek to preserve the original amount that you invest while providing current income.

ACTIVITY BY FUND

	Opening balance	Net change	Closing balance
Vanguard Money Market Reserves-Prime Portfolio		10	$
Union Pacific Fixed Income			
NWNL GIC			
Vanguard/Wellington Fund			
Union Pacific Equity Index			
Vanguard/Windsor Fund			
Vanguard U.S. Growth Portfolio			
Vanguard International Growth Portfolio			
UP Common Stock (Corporate)	57,487.16	62,300.90	119,788.06
Total			

ATTACHMENT 1

SUMMARY OF CERTAIN MISLEADING COMMUNICATIONS

The background of the communications portion of the attached proxy proposal is that former CNW employees have been improperly treated as a result of Union Pacific Corporation (UP or Company) communications relating to employee benefits.

In late March, 1995, the CNW announced the merger with UP, with the merger agreement providing for millions of dollars of buy-out related payments to senior executives, and a vaguely worded intention to impose an offset in the UP pension plan for CNW benefits under the CNW pension plan and the "actuarial equivalent" of benefits under certain other retirement plans.

On April 10, 1995, there was a "town hall" meeting which included the UP Chairman, Richard Davidson, and Senior Vice President of Human Resources, Barb Schaefer, where Ms. Schaefer extolled the UP allegedly generous 401(k) plan with a separate, "completely secure," no investment risk, pension plan. This meeting was video taped and transcribed. Attachment 3.

By letter dated May 1, 1995, the UP announced that certain former CNW employees would be afforded a voluntary severance package, if they elected it by June 15, 1995. That package was financially significant in that many employees would have received about $100,000 in severance pay.

No details of a UP pension offset were disclosed as of June 15, 1995. As a consequence, the Company failed to disclose that continued UP employment would be characterized by no pension earnings for most mid-career salaried employees.

In the summer of 1995, by memo dated July 14, the Company disclosed a generalized description of the UP pension offset showing that the offset could totally wipe out pension earnings. The offset was based not only on actual Company contributions to the CNW thrift plan, but even CNW company contributions that were not made, but would have been made if the employee had made a full 401(k) contribution.

In the succeeding months, no clear statements concerning the pension offset were issued by the Company, despite numerous requests for details. By memo dated November 21, 1995 from Roger W. Sayers, Director of Compensation and Benefits, the Company acknowledged that it understood that employees were anxious about their benefits and would provide details regarding the CNW and UP plans soon. No details were provided.

On May 11, 1998 the President of UP, Jerry Davis, held an informational meeting with employees, and in response to questions about the UP pension, stated he was unable to comment on the issue due to a lawsuit. There apparently was never such a lawsuit.

By letter dated August 13, 1998 and signed by 186 former CNW employees, questions concerning pensions were asked of UP's President, Mr. Davis. This was not a private campaign; the letter signed by these many former CNW employees followed scores of other such inquiries by employees. Subsequently, a memo dated August 31, 1998 was issued by Edwin Willis, Assistant Vice President Employee Benefits, describing earlier references to the pension offset and suggesting that employees were not treated improperly.

ATTACHMENT 2

SCHUYLER, ROCHE & ZWIRNER
A PROFESSIONAL CORPORATION
ONE PRUDENTIAL PLAZA
SUITE 3800
130 EAST RANDOLPH STREET
CHICAGO, ILLINOIS 60601

FRANK M. PAWLAK
DIRECT DIAL NUMBER
312/565-8323

TELEPHONE 312/565-2400
FACSIMILE 312/565-8300
FACSIMILE 312/565-6494

450 PLAZA, SUITE 1150
1603 ORRINGTON AVENUE
EVANSTON, ILLINOIS 60201
TELEPHONE 847/491-9760
FACSIMILE 847/491-0658

June 2, 1998

BY TELEFAX

Mr. William B. Rowe, Jr.
1171 Giese Road
Batavia, Illinois 60510

Re: Union Pacific Railroad Company

Dear Bill:

As we discussed during our telephone conversation this morning, attached is a copy of the letter I received from Clifford Schoner. I will continue to keep you apprised of any significant developments in my discussions with Union Pacific as they occur.

Very truly yours,



Frank M. Pawlak

FMP/nld

133628

UNION PACIFIC RAILROAD COMPANY

CLIFFORD J. SCHONER

ASSOCIATE GENERAL TAX COUNSEL
ERISA
(402) 271-4457



May 27, 1998

Frank M. Pawlak, Esq.
Schuyler, Roche & Zwirner
On Prudential Plaza, Suite 3800
130 East Randolph Street
Chicago, Illinois 60601

Re: William B. Rowe, Jr.

Dear Mr. Pawlak:

Your letter to Barbara Schaefer of April 27, 1998, has been referred to me for a response. I have discussed with Mr. Rowe his pension concerns several times in the past year or so. Consequently, I am familiar with this matter.

We have no objection to meeting with you to discuss Mr. Rowe's concerns. Before doing so, however, it would be helpful if you could explain the ERISA violation(s) you believe have been committed by us. We believe the meeting will be more productive if you share this information with us before hand.

Your letter indicates Mr. Rowe might have taken the Voluntary Force Reduction Program rather than joining Union Pacific in 1995 if he had known that his UP pension benefits would be offset by his CNW pension benefits. During 1995 Mr. Rowe and other CNW employees were sent a series of "Merger Bulletins" explaining ongoing developments as they were worked out. In Issue 6 of those Merger Bulletins (a copy is enclosed), CNW employees were told that UP pension plan benefits would be offset by CNW benefits.

Yours truly,

Clifford J. Schoner

H:\DATA\WPWIN\SCHONER\052798A.CJS



MERGER BULLETIN

A Newsletter for CNW and UP Employees — *Issue No. 6, Apr. 17, 1995*

INFORMATION SESSIONS NEXT WEEK ...



❑ To give interested Chicago and North Western employees information about Omaha, Nebraska, three informational sessions will be offered next week in the CNW Headquarters Building on the 14th floor.

Sessions for employees and spouses have been scheduled at 1:30 p.m. and 5:30 p.m. on April 26 and at 8:30 a.m. on April 27. Those who wish to attend should take the center lobby elevators to the 14th floor.

Members of the Omaha Chamber of Commerce, representatives of the real estate community, and Union Pacific employees will take part in each 90-minute program and will address specific issues. They will also answer questions and distribute literature.

Watch *Merger Bulletin* for further details.

QUESTIONS ABOUT RAILROAD RETIREMENT ? ...

❑ UP or CNW employees with merger-related questions concerning Railroad Retirement taxes or benefits should telephone the Railroad Retirement Board regional office nearest their residence. Offices in UP/CNW areas (state and city) and their phone numbers include:

CA / *Oakland*	510-637-2973
CA / *San Bernardino*	909-383-8581
CA / *West Covina*	818-814-8844
CO / *Denver*	303-844-4311
IA / *Des Moines*	515-284-4344
ID / *Boise*	208-334-9144
IL / *Chicago*	312-751-4500
IL / *Joliet*	815-740-2101
KS / *Topeka*	913-295-2655
KS / *Wichita*	316-269-7161
LA / *New Orleans*	504-589-2597
MN / *Duluth*	218-720-5301
MN / *St. Paul*	612-290-3491
MO / *Kansas City*	816-426-5884
NE / *Omaha*	402-221-4641
OK / *Okla. City*	405-231-4771
OR / *Portland*	503-326-2143
TN / *Memphis*	901-544-3274
TX / *Ft. Worth*	817-334-2638
TX / *Houston*	713-653-3045
TX / *San Antonio*	210-229-6155
UT / *Salt Lake City*	801-524-5725
WI / *Milwaukee*	414-297-3861

QUESTIONS AND ANSWERS ...

(The following questions came from employees via the Merger Hotline at 312-559-6900, or were asked at employee meetings or Town Halls.)

❑-Q *Is there anything yet that can be said about union employees?*

❑-A No. The details of the operating plan continue to be finalized. When that is done, the labor organizations will be given formal notices to begin negotiations.

❑-Q *Will CNW non-union employees get a prorated year-end bonus?*
❑-A Yes. Non-union employees will get a prorate of the CNW bonus as of merger date or termination date, whichever is earlier. As of merger date, the CNW bonus program will terminate. Union Pacific does not have a bonus program for all non-union employees. In any given year, only a portion of the non-union work force gets a bonus.

❑-Q *How will the transition affect the CNW pension plan?*
❑-A We have not fully determined the details of how we will integrate CNW employees into the Union Pacific pension plan. However, they will continue to participate in the CNW retirement plans through 1995.
Any CNW non-union employee who is actively employed at Union Pacific or CNW on January 1, 1996, will be given vesting, eligibility and service credit under the UP Pension Plan. CNW employees who become eligible for a UP pension will have their pension offset by their CNW retirement benefits.

❑-Q *Will profit sharing funds be mandatorily distributed, or can a person leave the monies where they are?*
❑-A We currently have no plans to make mandatory distributions of funds in CNW Profit Sharing Plan accounts. The Profit Sharing Plan will also be continued through 1995. A company contribution will be made for the year based on performance goals measured during the first quarter and multiplied times four, subject to the Profit Sharing Plan's maximum company contribution limit.

EMPLOYEE COMMUNICATIONS ...

❑ CNW field employees seeking video tapes of Chairman Dick Davidson's Chicago Town Hall meetings should contact their managers. Headquarters employees can get tapes from Deb Smith in Corporate Communications on 7-South.
Employees also can order tapes by calling the UP Video Services Library at 402-271-4530 or 402-271-3857.

❑ Reminder: *Merger Bulletin* is available in Lotus Notes via the UPRR Employee Communication database.

UPRR News: 800-377-6900 ✦✦ Merger Hotline: 312-559-6900

(Merger Bulletin is produced by Union Pacific Railroad, Employee Communications Department, 1416 Dodge Street, Omaha, NE 68179. Readers with questions, rumors or ideas for items in coming issues should contact Deb Smith in Chicago at 312-559-6186 or Jim Fogarty in Omaha at 402-271-4181.)

ATTACHMENT 3

April 10, 1995 - Town Hall Meeting - Chicago, Illinois

Excerpt from Union Pacific Video Tape (1:19:00 - 1:21:30)

Don York: The next question I have is about the 401K program. The Northwestern's 401K is an excellent program for retirement benefits. The UP's isn't, doesn't appear to be quite as good as the Northwestern's program. Are you giving any consideration to revising your 401K?

Dick Davidson: Well, I'm not quite sure what the differences are. We match, for non-agreement people, up to 3% match from the Company. I'm not quite sure what your match is.

Don York: Well, we go through a four-step program, and the fourth step is one very large step, and it's just a strict percentage of your salary. And overall, if we go through all four steps, it exceeds the 50 cents on the dollar that the Union Pacific is giving.

Dick Davidson: Oh, is that right?

Don York: Yes.

Dick Davidson: Oh. I wasn't aware of that, and this, today there aren't any plans that I know of to change it. Barb, do you?

Barb Schaefer: No, there aren't any plans to increase the match, um, we actually think that we have a very generous 401K when you look at it with the fact that we have a separate pension. Um, we have a pension which is completely secure, it's a qualified plan, there is no investment risk, really, for employees, and we have that in addition to our 401K, where you can contribute up to 16% of your salary, which is 1% more than the Northwestern plan permits you to contribute. In addition, the Northwestern plan has two investment options for you, the UP plan has seven investment options. . We work with Vanguard that administers it for us, and it does allow our employees to make daily investment changes, just over the telephone, so I think when you look at it altogether, the Union Pacific package on the 401K pension combination is really very good, and there aren't any plans to increase the match.

Don York: I have one final question and then I'll sit down. The bonus plan, the Northwestern's bonus plan is a two-tiered approach, where Senior Management get, is involved in an executive bonus plan, the rest of the management employees are involved in a plan which can give up

comparable plan. Are you anticipating looking into that sort of approach?

Dick Davidson: I don't know that that's a fair question. I don't know that we're going to look into that specific approach, but what are doing, and have done every year for the last four, five, six years, is, encompassed a wider number of people in the bonus plan. Now, our plan also has different levels to it, but we have broadened, oh gosh, probably by 50 percent, the number of recipients that are eligible for the plan over the years, and that is a trend that I do see continuing. That's a goal, is to push more into the hands of the people that are helping us become a successful company. And I do think you'll see that continue.

Don York: Thank you.

Dick Davidson: Thank you for your questions. We're running out of time, we're going to ask one more question here...

ATTACHMENT 4

MURPHY, SMITH & POLK
A PROFESSIONAL CORPORATION
TWENTY-FIFTH FLOOR
TWO FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60603-1891
TELEPHONE 312/558-1220

LEE T. POLK
312/558-1240

FACSIMILE
312/807-3619

December 22, 1998

VIA FEDERAL EXPRESS

Clifford J. Schoner, Esq.
General Tax Counsel for ERISA
Union Pacific Railroad Company
Tax Department, Room 738
1416 Dodge Street
Omaha, Nebraska 68179

Re: Former CNW Employees

Dear Mr. Schoner:

Carl von Bernuth requested that this letter be sent to you rather than to him. Since you may not have received a copy of his letter of December 7, 1998, I have enclosed it here.

In a nutshell, Mr. von Bernuth requested that I submit a statement concerning what my clients want and "why they feel they are entitled to it."

First, the former CNW salaried employees who are now employees of UP seek two general things. First, they wish to be communicated with meaningfully and in a manner that is reasonably calculated to be understandable to ordinary employees who do not have a technical background in pension plans. As to that objective, management's conduct has been just the opposite, and it appears to have been purposely so. Second, they wish to be treated as other salaried employees of UP are treated. As to that objective, it appears that UP currently has no intention of allowing most former CNW employees to earn future pension credits for future UP employment (other than on a purely theoretical, no-dollar-effect basis).

From the beginning, the tenor of UP's communications to former CNW employees was that there was to be a work environment where all UP salaried employees were going to be one, big, happy family. However, in contrast to other UP salaried employees, the former CNW

employees collect a paycheck, but earn no pension. To that extent, UP is relieved of funding obligations because there will be no pensions to pay. In that respect, the merger has been a very good deal for UP financially. I will not comment on the Human Resources aspects.

It is true that the employees feel they should be granted a pension for their future employment with UP: almost all salaried employees in America, including many UP employees, enjoy a reasonable level of employer contributions to a retirement program for employees. I would guess that you and Mr. von Bernuth enjoy employer contributions to a retirement program of some sort. We need not belabor this point.

Another practical aspect of this matter concerns the incentives which were conferred on senior management of CNW as a result of this business combination. However, there is no need to discuss that here.

From a legal perspective, it is clear that employee benefit fiduciaries and their agents may not lie to the persons to whom they owe a fiduciary duty. If that fundamental principle was ever in doubt, the doubt was put to rest by the Supreme Court in 1996 in Varity Corporation v. Howe, 516 U.S. 489, 134 L.Ed.2d 130, 116 S.Ct. 1065. On a factual level, the former CNW employees make a compelling case that, in a sophisticated way, they have been lied to.

I will not dwell on the employee relations side of this matter, other than to say that in my judgment the situation is not beyond salvaging. Obviously, the employees would like to work for a candid, employee-friendly employer. But, of course, management can choose to continue the course it has followed thus far.

The delays to date have been transparent enough. I would suggest that it is in UP's interest to attempt a resolution of this matter. If the level of effort on management's part were evident and reasonable (*i.e.*, sufficient representation of senior management in a dialogue), along with a basic element of good faith on everyone's part, I would be willing to participate in such an effort.

Very truly yours,



Lee T. Polk

LTP:laf

cc (w/o encl.): Carl W. von Bernuth, Esq.

S:\CLIENT\1452\00001\Letters\Schoner 12-22-98 ltp.wpd

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



INTERNATIONAL BUSINESS MACHINES CORP (IBM)

1 NEW ORCHARD ROAD
ARMONK, NY 10504
914. 499.1900
http://www.ibm.com

NO ACT

Filed on 01/20/1998 - Period: 12/11/1997
File Number 001-02360



LIVEDGAR® Information Provided by Global Securities Information, Inc.
www.gsionline.com

January 20, 1998

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: International Business Machines Corporation
Incoming letter dated December 11, 1997

The proposal requests the board of directors to increase the pensions of retired employees.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(4). In this regard, the staff notes that the proposal is designed to result in a benefit to the proponent or to further a personal benefit, which interest or interest is not shared with the other security holders at large. Accordingly, it is the Division's view that the proposal may be excluded from the Company's proxy material in reliance on Rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Sanjay M. Shirodkar

Sanjay M. Shirodkar
Attorney-Advisor

International Business Machines Corporation

Office of the Senior Vice President
and General Counsel

Armonk, New York 10504

December 11, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Frank G. Zarb, Jr. Esquire
Special Counsel, Division of Corporation Finance

Subject: 1998 Proxy Statement--Shareholder Proposal of Mr. Joseph B. Newcomer

Dear Mr. Zarb:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted by Mr. Joseph B. Newcomer (the "Proponent") a retired IBM employee, to the International Business Machines Corporation (the "Company" or "IBM"). In pertinent part, the Proposal provides that "**IBM stockholders request the IBM Board of Directors to raise the minimum pension to $60.00 per month for each year of service.**" IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 28, 1998 (the "1998 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(a)(1) BECAUSE THE PROPONENT FAILED TO PROVIDE ALL OF THE INFORMATION REQUIRED UNDER SUCH RULE, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH ALL SUCH REQUIRED INFORMATION.

On November 17, 1997, IBM received the Proposal dated November 12, 1997 from Mr. Newcomer. (See Exhibit A) Upon receipt of the Proposal, the Company examined the submission, and determined that Mr. Newcomer was not listed on the Company's books as a shareholder of record. The Company also noted that Mr. Newcomer had submitted substantially similar stockholder proposals for the 1993 and 1994 proxy statements seeking increases in the IBM retirement pension benefits. His 1993 proposal was excluded based upon its untimely submission. International Business

Machines Corporation (January 23, 1993) His 1994 proposal, which was virtually identical to the instant one, except for the effective date suggested by the Proponent, was excluded based upon the staff's concurrence that his proposal for an increase in the minimum IBM retirement plan benefit was in the nature a personal claim under Rule 14a-8(c)(4). International Business Machines Corporation (January 25, 1994).

This year, given the fact that the Proponent did not appear anywhere on the Company's books and records as a stockholder of record, the Company determined that additional information was needed from the Proponent as to whether he in fact held any IBM common stock at all, and if so, whether he held the minimum amount for the requisite period, and if so whether the Proponent intended to continue to hold such minimum ownership in IBM stock through the date of the Company's 1998 Annual Meeting, all as required under Rules 14a-8(a)(1) and (a)(2). Thus, on November 17, 1997, the Company replied in a timely manner to the Proponent, and we advised him specifically of his need, if he in fact was a beneficial owner of IBM stock, to provide us with evidence of his beneficial ownership of such IBM stock in order to comply with Rules 14a-8(a)(1) and (a)(2). A true copy of the Company's letter to the Proponent is attached as Exhibit B hereto.

In such letter, the Company called out clearly each of the requirements of Rule 14a-8(a)(1) to the Proponent, noting what the Proponent had to do to satisfy these requirements, and the time period for him to do so. In this connection, we also specifically called to the Proponent's attention the 21-day time limitation described in Rule 14a-8(a)(1), writing:

> Please note that your proposal will not be eligible for further consideration for our Proxy Statement unless you provide all of the required documentation to me within 21 calendar days of the date you receive this request. Should you furnish such documentation, please also note that IBM reserves the right to omit your proposal pursuant to the applicable provisions of Regulation 14A. (See Exhibit B)

The Proponent responded to the Company on November 25, following his receipt of the Company's letter on November 20. See Proponent's letter and his supporting documentation attached hereto as Exhibit C. See also U.S. Postal Service Receipt signed by the Proponent and attached hereto as Exhibit D. The Proponent's documentation consisted of a cover letter, a photocopied brokerage confirmation "buy" form issued by A.G. Edwards & Sons, Inc., dated 11/20/91, showing five (5) shares bought on such date for Account No 404 039-911; a second similar confirmation statement, dated 4/18/96, issued by A.G. Edwards & Sons, Inc., showing fifteen (15) shares bought on such date for Account No 404 039-911; and finally a photocopy of "Page 2 of 6" of a monthly brokerage statement for an ***entirely different customer account*** of the Proponent at A. G. Edwards & Sons Inc.--(Account Number 693-050146-028). The latter brokerage statement covered the period 9/27/97 to 10/31/97, and showed holdings of 40 shares of IBM. Notwithstanding that as of 10/31/97 the Proponent now appears to hold 40 shares in A.G. Edwards & Sons Inc. brokerage Account No 693-050146-028, the Company has no absolutely no way of knowing, and the Proponent has failed to provide any independent documentary proof, that he has in fact held minimum ownership in any IBM stock for the one year period immediately preceding his submission of the Proposal, as the Company had requested him to do

In this connection, the information provided by the Proponent with respect to the two "buy" tickets is not responsive to the Company's request for proof of continuous beneficial ownership. In the first place, the account numbers for these two "buy" tickets

are for a wholly different brokerage account than the one which now holds 40 shares of IBM stock. However, even if we were to assume, just for the sake of argument *(i.e., arguendo)*, that these variant account numbers at A.G. Edwards & Sons, Inc. were in fact one and the same account, the Proponent's submission would still fail nonetheless, as this assumed fact could in no way be further extended to prove that the Proponent maintained either continuous or minimum ownership in his IBM stock in such brokerage account over the years, let alone for the one year period immediately preceding his submission of the Proposal to the Company, as required by Rule 14a-8(a)(1), and as the Company called out to the Proponent in our letter to him.

It was with these very thoughts in mind that the Commission issued Exchange Act Release No. 25217 (December 21, 1987) to require independent documentary proof. There, the Commission wrote that it was "amending Rule 14a-8(a)(1) to codify its interpretive position that a written statement by a record owner or an independent third party, such as a depository or broker dealer holding the securities in street name, of the proponent's holding of the registrant securities *for the relevent one year time period* is appropriate documentation for a proponent's beneficial ownership claim." In this same release, the Commission noted that it amended Rule 14a-8(a)(1) "to change from 14 to 21 days the time period within which a proponent must furnish appropriate documentation of beneficial ownership after being requested to do so by a registrant." In deciding to lengthen the time and provide beneficial owners with an additional seven calendar days, the Commission acknowledged the remarks of commentators, who noted the "difficulty in obtaining the necessary documentary support from record holders within the 14 calendar day period currently provided."

Notwithstanding the Company's request for a written statement by a record owner, or another independent third party, the Proponent failed to provide any materials which would meet the requirements of Rule 14a-8(a)(1) and Exchange Act Release No. 25217. The Proponent could have gone back to the record owner, as required by the Commission's regulations and Release 25217, and requested by the Company, to provide him with the information necessary to prove his beneficial ownership, but he elected not to do so, and the time frame for him to do so has now expired, with no further documentation furnished. In this connection, the Commission has excluded a variety of other proposals over the years where similar, incomplete documentation was submitted by a beneficial holder following a registrant's timely request for proper documentary proof under Rule 14a-8(a)(1). On this basis alone, it is clear that the instant Proposal should also be excluded. See Todd Shipyards Corporation (July 2, 1992)(proposal properly omitted by staff under Rule 14a-8(a)(1) where proponent's furnishing of a series of brokerage account statements for the monthly periods of March 1992, November 1990, September 1989, October 1989 and June 1991 did *not* establish proof of continuous beneficial ownership for the relevant one-year period required by Rule 14a-8(a)(1)); Phelps Dodge Corporation (March 1, 1990)(documentation of beneficial ownership from a broker at two points in time also does not constitute adequate proof of continuous beneficial ownership under Rule 14a-8(a)(1); see also International Business Machines Corporation (January 6, 1997) (proposal excluded for the third year in a row where a stockholder submitted insufficient brokerage documentation in response to the registrant's request for documentary proof under Rule 14a-8(a)(1)); Food Lion, Inc. (February 13, 1997) (similar proposal excluded, following the lead of IBM's January 6, 1997 letter, where documentary information supplied by the stockholder was insufficient under Rule 14a-8(a)(1)); Columbia Gas System, Inc. (March 10, 1997) (to same effect).

In a variety of analogous cases, the Commission has also granted no-action relief to registrants where shareholders have failed to provide all of the information required by

the regulations and requested by the registrant. See, e.g. McDonnell Douglas Corporation (December 30, 1996) (proposal properly excluded when stockholder failed to provide written statement of intent to maintain minimum ownership through date of annual meeting); AmVestors Financial Corporation (December 25, 1995) (to same effect). The instant Proponent also failed to provide the information explicitly called for under Rule 14a-8(a)(1) of the Commission's regulations, and requested specifically by the Company. Pursuant to Rule 14a-8(a)(1), the Proponent had until today, December 11, 1997, which was 21 days from the date of his receipt of the Company's request letter, to respond *fully* to our written request by providing the documentary support of his beneficial ownership contemplated by the Commission's regulations. His November 25 letter to the Company and the attachments, do not constitute the proof of beneficial ownership required by the Commission's regulations, and we have received nothing more from the Proponent, his broker or anyone else to date. In the instant case, since the Company made a timely and appropriate written request for the information required by Rules 14a-8(a)(1) of the regulations, and since we also called out clearly to the Proponent each of the items required by the regulations and the time period for furnishing this information, since the Proponent did not furnish the information required by the regulations, which was timely requested by the Company, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the instant Proposal is omitted from IBM's proxy materials being prepared for the 1998 Annual Meeting pursuant to Rule 14a-8(a)(1).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(c)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company also believes that the Proposal may be omitted from the Company's proxy materials for the 1998 Annual Meeting pursuant to the provisions of Rule 14a-8(c)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The administration by the Company of its employee benefit plans, such as the IBM Retirement Plan, and the amount of benefits paid thereunder to retirees of the Company, as plan beneficiaries thereunder, is an activity which is part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning this and other types of benefits for the general employee population relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(c)(7) of proposals regarding employee retirement, health, medical and other benefits. General Electric Company (January 28, 1997)(very similar proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation also properly excluded by staff under Rule 14a-8(c)(7)(i.e., employee benefits)); International Business Machines Corporation (December 28, 1995)(proposal from employee to amend Company's Tax Deferred Savings Plan and Retirement Plan to ensure that employees within a specified service window were treated fairly as compared to other employees also determined by the staff to be excludable as ordinary business under Rule 14a-8(c)(7) (i.e. employment-related matters)); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The instant Proposal, the basic form of which has now been lodged by the Proponent for the third time, again seeks an increase in the minimum IBM pension benefit to $60.00 per month for each year of IBM service Aside from the fact that this Proposal also clearly fails under Rule 14a-8(c)(4), *see argument III, infra*, this type of Proposal is not a proper subject for stockholder review under Rule 14a-8(c)(7), as the determination of the amount of benefits under the IBM Retirement Plan has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(c)(7). See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under Rule 14a-8(c)(7)); see generally Walt Disney Company (November 7, 1995)(proposal to reinstate registrant's dividend reinvestment plan excluded under Rule 14a-8(c)(7)); Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(c)(7).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(c)(4) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER SECURITY HOLDERS AT LARGE.

In addition to Rules 14a-8(a)(1) and 14a-8(c)(7), Rule 14a-8(c)(4) permits exclusion of the Proposal on a third basis. Such rule permits omission of a proposal that relates to the redress of a personal claim or grievance against the registrant, or if it is designed to result in a benefit to a proponent or to further a personal interest, which benefit or interest is not shared with other security-holders at large.

As noted earlier, the Proponent is a retiree of the Company. This is the third time he has filed this Proposal. The last time he submitted the Proposal, the staff concurred in its omission under Rule 14a-8(c)(4). See International Business Machines Corporation (January 25, 1994). In his letter, the Proponent writes that he has been drawing an IBM pension benefit since 1975, which he has, for at least the past few years, deemed to be insufficient. The Proponent comments in the Proposal that his own pension benefit is $519.57 per month, which he also goes on to estimate to be "about three times the minimum of $6.50 per month for every year of service as specified in the original plan." He now seeks for the Company to raise the minimum pension benefit to $60.00 per month for each year of service. It is thus clear that if his Proposal were to be implemented, the Proponent and certain other IBM retirees would glean a direct and immediate financial benefit. The Company believes that the Proposal is otherwise fully excludable either under Rule 14a-8(a)(1) for technical non-compliance, as well as Rule 14a-8(c)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is excludable under Rule 14a-8(c)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and a few others, but clearly not to shareholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(c)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

It is clear the Proposal would be of no benefit whatsoever to security holders at large. This is because the Proponent is requesting, for himself and for other retirees who hold an extremely small percentage of the total stock outstanding, a benefit which cannot be shared with the overwhelming majority of other IBM security-holders at large. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (c)(7) of Rule 14a-8 provides an independent substantive basis for omission of this Proposal, paragraph (c)(4) of this rule has been cited by registrants, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of employee benefits such as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff has not found it necessary to address Rule 14a-8(c)(4) as an alternative basis. See e.g., International Business Machines Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992). The Company believes that Rule 14a-8(c)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 1998 meeting, and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(c)(4). See International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993)(Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded under Rule 14a-8(c)(4)); SmithKline Corporation (January 20, 1978)(Rule 14a-8(c)(4) used to exclude proposal seeking to compensate community of homeowners, which included the Proponent). See generally Orbital Sciences Corporation (October 16, 1995)(proposal seeking for registrant to hire would-be rocket engineer properly excluded by staff as relating to redress of a personal claim or grievance under Rule 14a-8(c)(4)).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 1998 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 1998 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If there are

any questions relating to this submission, please do not hesitate to contact the undersigned at 914-499-6148 Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Mr. Joseph B. Newcomer
2090 East Lilac Lane
Decatur, Georgia 30032

JOSEPH B. NEWCOMER
2090 East Lilac Lane
Decatur, Georgia 30032

000065

November 12, 1997

Office of the Secretary
IBM Corporation
Armonk, New York 10504

Dear Mr. Secretary:

In the June 1992 issue of Money Magazine, a chart indicated an IBM retiree at age 65, with 30 years of service, would receive $18,411.00 per year pension.

I retired in 1975 after 30 years of service, 22 years of which I took C.E. calls all hours of the day and night, including Saturdays, Sundays, and holidays. My pension is $519.57 per month.

Since $18,411.00 is approximately $60.00 per month for each year of service, I suggest that IBM stockholders request the IBM Board of Directors to raise the minimum pension to $60.00 per month for each year of service.

My retirement pension is about three times the minimum of $6.50 per month for every year of service as specified in the original plan; therefore, in the event the IBM stockholders feel they cannot ask the IBM Board to raise the minimum to $60.00 per month for every year of service, I ask the IBM stockholders to request the IBM Board of Directors to reduce the maximum IBM pension to $75,000.00 per year, (which is three times the maximum of $25,000.00 per year specified when the plan was announced), effective July 1, 1998.

Yours truly,



Joseph B. Newcomer

JBN/jl



International Business Machines Corporation 000069

Office of the Senior Vice President
and General Counsel

Armonk, New York 10504

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

November 17, 1997

Joseph B. Newcomer
2090 East Lilac Lane
Decatur, GA 30032

Dear Mr. Newcomer:

I am in receipt of your stockholder proposal submission dated November 12. Please understand that in order to be eligible to submit a proposal for consideration at IBM's 1998 IBM Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that "a proponent shall provide the registrant in writing with his name, address, the number of the registrant's voting securities that he holds of record or beneficially, the dates upon which he acquired such shares and documentary support for a claim of beneficial ownership." Your proposal does not contain this information, and we hereby formally request it from you.

The rules require that you own a total of at least one percent or $1,000 in market value of securities at the time you submit your proposal, and that you have held such minimum ownership in our stock for at least one year at the time you submitted your proposal. Inasmuch as our books do not show you as a shareholder of record, it does not now appear that you meet the minimum ownership requirements set forth by the SEC's regulations, and unless you can provide me with affirmative written proof that you own additional shares, you will not be able to satisfy these SEC-mandated minimum ownership requirements. Thus, we hereby request appropriate documentary proof of your total ownership of IBM Capital Stock under Rule 14a-8(a)(1). In order to prove your eligibility, you must provide IBM, through me, with documentary proof that: (1) you are the owner of least a total of at least one percent or $1,000 in market value of IBM Capital Stock, and (2) you have been the owner of at least one percent or $1,000 in market value of such stock for one or more years at the date you submitted your proposal (the "minimum holding period"). To the extent that you own additional shares beneficially, the above-referenced SEC Rule requires our receipt, as part of your proof of beneficial ownership of such additional shares, of a written statement from the record owner of the shares or an independent third party proving your ownership and the minimum holding period, accompanied by your written statement that you intend to continue minimum ownership in your IBM securities through April 28, 1998, the date on which IBM currently expects to hold its 1998 Annual Meeting.

Please note that your proposal will not be eligible for further consideration for our Proxy Statement unless you provide all of the required documentation to me within 21 calendar days of the date you receive this request. Should you elect to furnish such documentation, please note that IBM reserves the right to omit your proposal pursuant to the applicable provisions of Regulation 14A. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

14A8A1 L.Y.P / MIFAMCAF ownership request

2690 E. [illegible] Lane
Decatur, Ga 30034

11/25/97 000070

Mr Stuart S. Moskowitz
IBM Corp
Armonk. N.Y. 10504

Dear Mr. Moskowitz: -

Your letter of 11/17/97 received & the following is the info you requested in photocopy form:

1. Purchase of 5 shares of IBM 11/20/91.
2. Purchase of 15 shares of IBM 4/18/96.
3. Statement from A G Edwards showing 40 shares of IBM in my name (stock split 1997).

Regarding the last sentence of the second paragraph of your letter I intend to hold these shares indefinitely.

Very truly yours,
Joseph B Newcomer

LOCKHEED CORP

4500 PARK GRANADA BLVD
CALABASAS, CA 91399
818. 876.2000

NO ACT

Filed on 03/10/1994 - Period: 01/13/1994
File Number 001-02193



LIVEDGAR Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

March 10, 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Lockheed Corporation (the "Company")
Incoming letter dated January 13, 1994

The proposal directs the Company to revoke its present employee sick leave policy and reinstate its former sick leave policy.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(4) as a proposal relating to the redress of a personal claim or grievance or designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,



William H. Carter
Special Counsel

24

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

94 JAN 18 AM 11:01

000091



4500 Park Granada Boulevard
Calabasas, California 91399 (818) 876-2380

Carol R. Marshall
Vice President - Secretary
and Assistant General Counsel

January 13, 1994

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

REC'D S.E.C.
JAN 14 1994
018

Re: Lockheed Corporation

Ladies and Gentlemen:

Lockheed Corporation, a Delaware Corporation (the "Company"), hereby requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits a proposal and supporting statement submitted by Mr. J. Michael Ryan (the "Proponent") from its proxy materials for the Company's 1994 Annual Meeting of Shareholders. In accordance with Rule 14a-8(d), we are furnishing you with the following items: (i) six copies of the proposal and supporting statement, and (ii) five additional copies of this letter which outlines the Company's reasons for omitting the proposal from its proxy statement. A copy of this letter has also been forwarded to the Proponent to notify him of such omission.

To the extent that the statements in this letter relate to matters of law, I serve as Assistant General Counsel of the Company and am authorized to practice law in the state of California.

The Proposal

On December 10, 1993, the Company received the following proposal from the Proponent for inclusion in its 1994 proxy materials:

> WHEREAS Lockheed achieved record profits in 1992, is on pace to improve that performance in 1993, and has substantially reduced overhead without altering employee sick leave policies, and
>
> WHEREAS LMSC's prior sick leave plan, known as "6&6", already met the industry average for employee-

discretionary sick leave, and the successor policy, called "4&8", does not, and

WHEREAS the "4&8" plan is seen by many to violate the implicit contract between LMSC and its employees over "Old Bank" sick leave, incurred prior to "6&6" with the understanding that it was, and would remain, employee-discretionary, but which under "4&8" is rendered inaccessible except in event of hospitalization or disability, and

WHEREAS, the "4&8" plans does not enhance competitiveness because it does not reduce accrued liabilities nor enhance the Company's pricing posture, and in addition depresses employee morale and, hence, threatens productivity,

BE IT THEREFORE RESOLVED that the "4&8" Sick Leave Policy shall be revoked immediately, and the "6&6" Sick Leave Policy, as implemented throughout 1992, be immediately reinstated at LMSC, retroactive to January 1, 1994, and further

RESOLVED that the "6&6" Sick Leave Policy at LMSC shall remain in force until, and unless, the Corporation experiences a net loss from consolidated operations for two consecutive fiscal years not to commence prior to October 1, 1994.

The Company also received a statement in support of the proposal which, along with the text of the proposal, is attached to this letter as Exhibit A.

The Company is of the opinion that it may omit the proposal and supporting statement from its 1994 proxy materials for the following reasons:

1. The proposal is, under the laws of the state of Delaware, not a proper subject for action by security holders within the meaning of Rule 14a-8(c)(1);

2. The proposal relates to the conduct of the Company's ordinary business operations within the meaning of Rule 14a-8(c)(7);

3. The proposal is designed to result in a benefit to or further a personal interest of the Proponent which is not shared with the other security holders at large, and thus may be omitted from the Company's proxy materials under Rule 14a-8(c)(4); and

4. The proposal and supporting statement contain language which is false and misleading in contravention of Rule 14a-9, and thus may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(3).

The Proposal is not a Proper Subject for
Action by Security Holders under Delaware Law

Rule 14a-8(c)(1) allows an issuer to omit a proposal and supporting statement from its proxy statement if the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders. The proposal, mandatory in nature, would impose a limitation on the authority of the Company's Board of Directors and management to determine the sick leave benefits to be made available to employees of the Company's subsidiary, Lockheed Missiles and Space Company ("LMSC"). Under Delaware law, however, in the absence of a contrary provision in the Certificate of Incorporation, a company's Board of Directors has sole authority to determine the terms and conditions of employment (of which sick leave benefits are a component) for directors, officers and employees of the corporation. See Del. Code Ann. tit. 8, §141(a), (h) (1990); see also Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983); Wilderman v. Wilderman, 315 A.2d 610, 614 (Del. Ch. 1974). Therefore, because the proposal would limit the discretion of the Company's Board of Directors with respect to employee benefits, it is my opinion, as Assistant General Counsel of the Company, that the proposal is not a proper subject for shareholder action under Delaware law and, consequently, may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(1).

Interference with the Conduct
of Ordinary Business Operations[1]

Under Rule 14a-8(c)(7), a corporation may omit a proposal from its proxy statement if it "deals with a matter

---

[1] The Company acknowledges that the Commission's current policy is not to express any view with respect to the application of Rule 14a-8(c)(7) to any shareholder proposal pending resolution on appeal of the matters at issue in New York City Employees' Retirement System v. Securities and Exchange Commission, 93 Civ. 1233 (S.D.N.Y. 1993). However, the Company would like to state for the record the reasons why it deems omission of the subject proposal under Rule 14a-8(c)(7) to be proper, and further would like to preserve a claim for exclusion of the proposal on the basis of Rule 14a-8(c)(7) in the event that the Commission changes its policy or the subject litigation is resolved while the Company's request is pending.

relating to the conduct of the ordinary business operations of the issuer." The purpose of Rule 14a-8(c)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." See Exchange Act Release No. 34-12999 (November 22, 1976) (the "1976 Release").

The subject proposal represents an attempt by the Proponent to have the Company's shareholders participate in the determination and administration of sick leave policy by mandating the type and amount of sick leave benefits to which LMSC employees are entitled. Sick leave is a component of the benefits packages granted to employees and thus constitutes a basic aspect of the Company's ordinary business operations. Determination and administration of employee benefits requires an understanding of the business of the Company and its subsidiaries, as well as their benefits practices and policies, which shareholders generally do not possess. Employee benefits are determined by the Company's management and Board of Directors based upon a number of factors, including (i) the operating and human resource needs of the Company and its subsidiaries, (ii) the qualifications of each employee and his or her value to the Company, position within the corporate structure, employment history and other benefits, (iii) the prevailing levels of benefits for similar positions with comparable entities, and (iv) applicable laws and regulations. Since these factors are unlikely to be within the knowledge of shareholders, decisions relating to the terms and conditions of employment are best left to the discretion and expertise of the Company's management.

The Commission has long recognized that proposals concerning employment policy and practices relate to the ordinary business operations of a corporation. The staff's position regarding such proposals was recently expressed as follows:

> "As a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation."

Pepsico Inc. (March 24, 1993).

Thus, the staff has consistently concurred in the omission under Rule 14a-8(c)(7) of proposals regarding employee

health, medical, vacation, retirement and other benefits. See e.g., Exxon Corporation (February 19, 1992)(omission of proposal regarding limitations on abortion-related benefits); General Motors Corporation (January 25, 1991)(omission of proposal to extend scope of health care coverage); Procter & Gamble Co. (June 13, 1990)(omission of proposal regarding prescription drug plan); Ford Motor Company (March 3, 1989)(omission of proposal to amend health plan benefits for employees); Rockwell International Corp. (November 5, 1985)(omission of proposal regarding formation of interindustry committee of aerospace companies providing portable pensions, accrued vacation rights and reasonable job security); U.S. Steel Corp. (February 27, 1985)(omission of proposal regarding uniform application of pension and other salaried employee benefits in the event of a sale of a division or subsidiary); Exxon Corp. (February 14, 1984)(omission of proposal regarding inclusion of union members in special severance program); and R.J. Reynolds Indus. (February 11, 1982)(omission of proposal regarding increases in pension benefits to past retirees to reflect cost of living). Sick leave is a similar type of employee benefit, and thus proposals regarding sick leave policy should be given similar treatment by the Commission.

In view of the purpose of Rule 14a-8(c)(7) as stated in the 1976 Release and the Commission's long standing position that employee benefits constitute part of the conduct of a corporation's ordinary business operations, the Company should be allowed to omit the subject proposal from its proxy statement pursuant to Rule 14a-8(c)(7).

The Proposal is Designed to Result in a Benefit to the Proponent which is not Shared with the Other Security Holders at Large

Rule 14a-8(c)(4) allows an issuer to omit a proposal if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. The Commission has stated that the purpose of Rule 14a-8(c)(4) is to ensure that the shareholder proposal process is not abused. See Exchange Act Release No. 34-20091 (August 16, 1983). Proxy materials are intended to provide a forum for consideration of proposals that benefit shareholders and not to air or remedy a personal claim or grievance or to further some personal interest of a shareholder. See Exchange Act Release No. 34-19135 (October 14, 1982). "Such use of the security-holder proposal process, and the cost and time involved in dealing with those situations, do a disservice to the interests of the issuer and its security holders at large." Id.

The Proponent, an employee of LMSC, is seeking through the subject proposal to modify LMSC's sick leave policy to provide additional benefits to LMSC employees. Accordingly, the subject proposal appears to be designed to benefit the Proponent

as an LMSC employee, and not the Company's security holders at large. While the Proponent attempts to link the proposed change in sick leave policy with improvements in productivity and shareholder value, this relationship is sufficiently remote so as to focus attention on the Proponent's personal interest in submitting the proposal. The Commission staff has previously concluded that where a proposal is designed to benefit the proponent or to further the interests of a specific group, the registrant is entitled to omit the proposal from its proxy materials. See e.g., U.S. West Inc. (February 9,1990); Bell Atlantic (January 11, 1990); Ameritech (December 14, 1989).

The Company acknowledges the position taken by the staff in Pacific Gas and Electric Company (December 22, 1993). In that no-action letter, the staff did not concur with the registrant's view under Rule 14a-8(c)(4) that it could omit a shareholder proposal submitted by one of its employees which requested that the registrant eliminate layoffs as a means of reducing its workforce. However, the subject proposal submitted by the Proponent is distinguishable from that submitted by the shareholder/employee in PG&E. Layoffs and the downsizing of a company, with their associated costs, liabilities and impact on shareholder value, may well be a matter of interest to security holders at large. By contrast, the subject proposal seeks a minor change in the sick leave policy at a subsidiary of the Company, a matter likely to be of relatively little interest to security holders at large, but clearly of benefit to the Proponent.

The Company believes that the subject proposal is similar to the proposal involved in Rockwell International Corporation (November 21, 1991). The proposal in Rockwell, which was also submitted by an employee of the registrant, sought to change the registrant's patent recognition and reward policy to provide greater benefits to employees. The staff, noting that the proposal involved incentive and compensation policies in which the proponent had an interest, found some basis for the registrant's contention that the proposal could be omitted pursuant to Rule 14a-8(c)(4).

Therefore, since the subject proposal is designed to benefit and further a personal interest of the Proponent in a manner not shared with security holders at large, the subject proposal may be omitted from the Company's proxy statement pursuant to Rule 14a-8(c)(4).

The Proposal and Supporting Statement
Contain Language which is False and Misleading

Rule 14a-8(c)(3) allows a company to omit a shareholder proposal and supporting statement if either of them is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits false or misleading statements in

proxy soliciting materials. The subject proposal and supporting statement both contain a number of false and misleading statements concerning the LMSC's sick leave policy, as set forth below.

1. The first "WHEREAS" clause of the proposal also claims that the Company "has substantially reduced overhead without altering employee sick leave policies." In fact, gaining control over rising overhead rates at LMSC was one of the reasons for the Company's decision to change LMSC's sick leave policy effective January 1, 1994.

2. The second "WHEREAS" clause of the proposal alleges that LMSC's current sick leave policy does not meet "the industry average for employee discretionary sick leave." However, the sick leave benefits available to LMSC's salaried employees are in fact comparable, if not superior, to those enjoyed by salaried employees in related industries. According to a study prepared by the Merchants and Manufacturing Association in January of 1991, salaried employees of aerospace related companies on average received seven to nine days of sick leave annually. LMSC salaried employees, however, receive 12 days of sick leave annually.

3. The third "WHEREAS" clause of the proposal asserts that LMSC's sick leave policy violates an "implicit contract" and an "understanding" between LMSC and its employees that "Old Bank" sick leave would remain employee-discretionary. The sixth sentence of the supporting statement also alleges the existence of such an "implicit contract". However, no such contract or understanding exists. The Company has at all times retained sole discretion to alter its sick leave and other benefits policies.

4. The fourth "WHEREAS" clause of the proposal claims that LMSC's current sick leave policy does not "reduce accrued liabilities nor enhance [LMSC's] pricing posture." However, the Company does not account for sick leave benefits as accrued liabilities, and thus the change in LMSC's sick leave policy has had no impact whatsoever on accrued liabilities. Moreover, LMSC's pricing posture has in fact been enhanced by the change in sick leave policy. Reduced costs equate to reduced prices. Fringe benefits, such as sick leave, must be provided for in establishing prices. Thus, reductions in those costs improve the Company's pricing posture.

5. The first sentence of the supporting statement claims that this proposal has "implications" for the Company's "legal liability." The eighth sentence of the supporting statement also alleges that the change in sick leave policy "lays Lockheed open to possible legal action." No such legal action has been instituted or threatened, and the Company does not believe that there are any reasonable grounds which could form the basis for liability with respect to the change in LMSC's sick leave policy.

6. The first sentence of the second paragraph of the supporting statement asserts that LMSC's current sick leave policy "permits only four days annually of employee-discretionary sick leave." In fact, LMSC's policy permits 12 days of sick leave annually. The current plan has been labelled the "4&8" plan because employees receive four days of short-term sick leave and eight days of long-term sick leave per year. The former policy was called the "6&6" plan because employees received six days of short-term sick leave and six days of long-term sick leave. This distinction between short-term and long-term sick leave is not based on the discretionary nature of the leave, but rather on the length of the employee's absence from work.

The existence of false and misleading statements in the subject proposal and supporting statement is in contravention of Rule 14a-9, and thus both may be excluded pursuant to Rule 14a-8(c)(3).

* * *

For each of the reasons discussed above, the Company takes the position that it may omit the subject proposal and supporting statement from its proxy materials for the 1994 Annual Meeting of Shareholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Commission's staff prior to the issuance of a formal response. Please call me at (818) 876-2380, collect, or, in my absence, Thomas J. Leary, Esq. at O'Melveny & Myers at (213) 669-7751.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning it to me in the enclosed self-addressed envelope.

Very truly yours,



Carol R. Marshall
Vice President - Secretary
and Assistant General Counsel

Enclosures
cc: Mr. J. Michael Ryan
Thomas J. Leary, Esq.

EXHIBIT A

1679 Beach Park Blvd.
Foster City, CA 94404
December 10, 1993

Carol R. Marshall, V.P. & Secretary
Lockheed Corporation
4500 Park Granada Blvd.
Calabasas, California 91399

Re: Shareholder Proposals

Dear Ms. Marshall:

Please find enclosed a copy of each of two shareholder proposals authored here at LMSC. Per our discussion on 09 December, they were faxed to your office on December 10th, the submittal deadline, as was another copy to Mr. Chuck Wert, the Trustee. Both his office and yours are receiving copies through certified follow-up mailings.

Thank you very much for your assistance in this matter.

Sincerely yours,



J. Michael Ryan

STOCKHOLDER PROPOSAL

Stockholder Proposal To Reinstate the LMSC '6&6' Employee Sick Leave Policy

WHEREAS Lockheed achieved record profits in 1992, is on pace to improve that performance in 1993, and has substantially reduced overhead without altering employee sick leave policies, and

WHEREAS LMSC's prior sick leave plan, known as '6&6', already met the industry average for employee-discretionary sick leave, and the successor policy, called '4&8', does not, and

WHEREAS the '4&8' plan is seen by many to violate the implicit contract between LMSC and its employees over 'Old Bank' sick leave, incurred prior to '6&6' with the understanding that it was, and would remain, employee-discretionary, but which under '4&8' is rendered inaccessible except in event of hospitalization or disability, and

WHEREAS, the '4&8' plan does not enhance competitiveness because it does not reduce accrued liabilities nor enhance the Company's pricing posture, and in addition depresses employee morale and, hence, threatens productivity,

BE IT THEREFORE RESOLVED that the '4&8' Sick Leave Policy shall be revoked immediately, and the '6&6' Sick Leave Policy, as implemented throughout 1992, be immediately reinstated at LMSC, retroactive to January 1, 1994, and further

RESOLVED that the '6&6' Sick Leave Policy at LMSC shall remain in force until, and unless, the Corporation experiences a net loss from consolidated operations for two consecutive fiscal years not to commence prior to October 1, 1994.

Stockholder's Supporting Statement

While this proposal addresses a specific policy at Lockheed Missiles & Space Company, it has implications for corporate profitability, shareholder value, and Lockheed's legal liability. At issue are the portion of sick leave which is employee-discretionary, whether it approximates or undercuts the industry average, and whether sick leave accrued as discretionary may later be restricted.

LMSC's '4&8' plan permits only four days annually of employee-discretionary sick leave; an amount inadequate for many employees. From twelve days annual discretionary sick leave during the 1980's, it dropped to six under the '6&6' plan. However '6&6' maintained, as employee-discretionary, the sick leave banked in prior years. Under '4&8', that's no longer the case, and many employees regard that step as tantamount to confiscation, and as a violation of an implicit contract.

The implementation of '4&8' has damaged employee morale, which in turn threatens productivity, profitability and, ultimately, shareholder value. What's more, the Old Bank disposition lays Lockheed open to possible legal action over the implied contract issue.

The reported overuse of short-term sick leave is due to certain employees who deliberately drew down their huge Old Bank balances before taking the Special Incentivized Retirement Plan (SIRP) implemented by LMSC in 1992. In normal circumstances, employees have not overused discretionary sick leave, nor is there evidence to show they would if '6&6' were restored. It will be fairer and more prudent to revoke '4&8', and to reinstate the '6&6' plan as it stood.

To protect shareholder value and preclude potential legal liability, please vote your proxy FOR this proposal. Thank you.

000006

Submitted: December 10, 1993



J. Michael Ryan,
Registered ESOP Shareholder

[illegible] JAN 24 PM 12: 04

1679 Beach Park Blvd.
Foster City, CA 94404
January 15, 1994

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 3-3
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lockheed Corporation Statement of Opposition, dated January 13th, 1994



Ladies and Gentlemen:

In accordance with Rule 14a-8(a)(1) of the Securities and Exchange Commission (the "Commission"), I am an eligible shareholder of Lockheed Corporation (the "Company) through its Employee Stock Ownership Plan ("ESOP"), and proponent of a shareholder proposal and supporting statement submitted for inclusion in the proxy materials for the Annual Meeting of Shareholders. I have, today, received from Lockheed a copy of its letter to you, dated January 13th, in which Company management seeks permission to omit my proposal from the proxy materials. I am writing to rebut the assertions and arguments made in that letter. In that connection, I ask and urge you to direct Lockheed management that it may NOT omit my submission, but must include it with the proxy packet furnished to shareholders.

Please be apprised that I am a private individual without access to Lockheed's staff resources for research and document preparation and, hence, I cannot provide a litany of actual and hoped-for legal precedents, as has Lockheed's Assistant General Counsel. However, I will address each specific assertion made in the letter, and explain why each is false, insincere, diversionary, or irrelevant.

REBUTTALS TO LOCKHEED ASSERTIONS

1a) The first claim by the Company is that, under the laws of the state of Delaware, the proposal is not a proper subject for action by security holders within the meaning of Rule 14a-8(c)(1). To quote, it writes that "a company's Board of Directors has sole authority to determine the terms and conditions of

employment (of which sick leave benefits are a component) for directors, officers and employees of the corporation". It offers, as support, the absence of a contrary provision to the Board's assumption of authority in the Certificate of Incorporation.

However, that absence is not the same as the deliberate inclusion of a provision in the Charter which asserts the Board's exclusive authority, nor is there any other portion of Delaware state law which reserves to the Board of Directors the exclusive right to set such policies. The Company is deliberately blurring the distinction between a mandate (which it does not have), and the absence of an alternative (which is all it has to work with).

It is, in fact, not common practice for the Lockheed Board of Directors nor its officers to formulate sick leave policies for its operating companies, such as Lockheed Missiles & Space ("LMSC"), whose special circumstances make one policy inappropriate to all. That responsibility is normally left to, or shared with, the individual management of those companies. Therefore, it is disingenuous for the Company to assert that its Board of Directors retains that exclusive authority.

2a) Lockheed next claims that the proposal would constitute "Interference with the Conduct of Ordinary Business Operations", as defined in Rule 14a-8(c)(7), while acknowledging that, pending the outcome of a current test case, the Commission currently takes no position concerning the application of this rule to any shareholder proposal. However, since the Company goes on to assert its claim under this rule regardless, I will respond in kind.

Lockheed is deliberately avoiding here the difference between the 1) the administration of accrued sick leave which is a matter for ordinary business operations, and 2) the formulation of a sick leave policy which is not. The first would include the use of sick leave by employees, how it's logged in the accounting system, and the impact on daily staffing. The latter is a strategic decision with implications for a company's bid rates, it's ability to recruit and motivate its workforce, and its profitability (shareholder value). They are not one and the same, and the Company makes a false argument when it so implies.

2b) Lockheed also asserts that "shareholders, as a group, would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." If shareholders had no explanation of the matters at issue here, there might be some merit to that argument, but the proposal and supporting statement are carefully written to isolate and highlight the specific issues; the provisions of the '4&8' plan versus the '6&6' plan, the disposition of the accrued Old Bank sick leave, and the impact of the change upon employee morale and motivation.

Under '6&6', the Company provided twelve days of employee-accessible sick leave. Under '4&8', the Company claims it still provides twelve days of sick leave. That obligation must appear on the balance sheet as an accrued liability of twelve days per year per employee. Since both plans have the same financial impact, shareholders need no intimate knowledge of the business in order to make an informed decision.

2c) Lockheed further states that "Sick leave is a component of the benefits packages granted to employees and thus constitutes a basic aspect of the Company's ordinary business operations." That is totally untrue. In my nearly fourteen years with LMSC, the employee benefits package has never been presented in the context of "ordinary business operations", or by one's immediate department managers, supervisors, or group engineers. It is always addressed via division or company-wide information campaigns, over the signature of company directors, vice-presidents, and higher executives with whom line employees have no consistent interface in the course of "ordinary business operations".

What's more, from an accounting and reporting standpoint, the evidence is irrefutable that LMSC, and by extension, Lockheed Corporation, completely divorce sick leave policy and the benefits package from "ordinary business operations." This is seen in the fact that an employee performing overhead tasks related to ordinary business operations does so on a (line) departmental WO/WA (work order / work authorization) number, of the format 50-XXXX-XXXX. By contrast, an employee who takes paid sick leave is instructed to use a company-wide WO/WA number in format 90-XXXX-XXXX, not a department number. Thus, the Company, by its actions, refutes its own claim.

I am sure the Commission will have noted the contradiction in Lockheed's claims to this point. The Company first claims (see 1a above) that only the Board of Directors may address matters of sick leave policy, implying that they are strategic decisions addressable only at the corporate level. No sooner does it finish that line of argument than it goes on to claim (in 2b and 2c) that sick leave matters are part and parcel of ordinary business operations and, as such, are not matters for determination at the corporate level (by shareholders).

These two lines of reasoning are in direct conflict. Both cannot be true, yet the Company tries to have it both ways. Its arguments are, therefore, insincere at best, and its attempts to omit my proposal self-serving. In the claim which I addressed in 2a), I show that there are, in fact, components of sick leave policy which belong in both categories, but the Company never picked up on that distinction. This clearly demonstrates that Lockheed has no clear understanding of the issue it purports to present, or could not see how to use the distinction to

its own advantage. Hence, the Company does not necessarily even believe what it is claiming to the Commission staff.

3) Lockheed then goes on to claim that my proposal should be omitted because it "...is Designed to Result in a Benefit to the Proponent which is not Shared with the Other Security Holders at Large." It alleges that "the subject proposal appears to be designed to benefit the Proponent as an LMSC employee, and not the Company's security holders at large." The Assistant General Counsel further characterizes the link between the proposal thesis and the issues of productivity and shareholder value as "sufficiently remote so as to focus attention on the Proponent's personal interest in submitting the proposal."

Putting aside the obvious similarity to "the pot calling the kettle black", this line of argument is thoroughly baseless, and totally at odds with facts to which the Company has easy access. As a long-term employee, I did have an Old Bank under the '6&6' plan with an accumulation of thirty-eight discretionary sick days. In the five, or so, years I had them available, I never used any. I have a Short Bank total of eleven discretionary sick days available to me, only one fewer than the maximum the Company now allows. So I, personally, have no demonstrated need for, nor pattern of, increasing my access to sick leave.

Historically, I use five days or less of sick leave per year. In one year, I used only three sick days, for which I was commended by my department. I have maintained this record despite caring for my elderly mother, and despite my wife's need for five surgeries and numerous consultations for obstetrical reasons. There is not, and never has been, a shred of evidence to support the contention of the Assistant General Counsel.

So Lockheed's assertion that I'm in this for what I can get is a disgraceful perversion of the truth. I stand to gain nothing of any substance. My only reward would be the satisfaction of helping, in a lawful, responsible way, the company for which I work and hold a profound respect, to make good management decisions. Unfortunately, shareholder proposals are the only avenue available to line employees like myself. Upper management is unresponsive to the preferences, and concerns of line employees expressed in any other way.

Ironically, the proposal process was given to line employees through the ESOP established by Lockheed's Board of Directors. Although the Board would vigorously deny it, they did so to enlist employee support in fighting off the takeover attempt by Harold Simmons, and NL Industries. Management would obviously prefer that employees don't exercise this right and responsibility.

In point of fact, most employees are reluctant to do so, fearing for their jobs. This is a shame since most line employees genuinely commit themselves to doing good work, and what's right for Lockheed. The opinions of the workers themselves would help the Company to make the best policies in regard to their benefits, if management ever chose to listen.

In contrast to the Company's claim, there very definitely would be a sharing of benefits with other shareholders from the passage of my proposal. All LMSC employees, as ESOP members, are adversely impacted by the implementation of the '4&8' plan, and would benefit by its reversal. Besides the denial of Old Bank sick leave, which affects long-term employees, '4&8' costs all employees discretionary control over two additional sick days per year, and threatens all employees in connection with the disability plan; an issue I will address later, in a subsequent section.

As an employee, in a position to hear my co-workers discuss issues, I know that many are perturbed, demotivated, and outraged by what they feel are insensitive and high-handed actions by the Company. This cannot help but adversely impact performance. A demotivated employee will almost certainly continue to do adequate work, but may not put forth the effort necessary to achieve excellence. Multiply that by a few hundred, or a few thousand people, and it will have a definite impact upon LMSC's productivity that will hurt Lockheed Corporation, and all of its shareholders. This is not a "remote connection"; it is a fact. Passage of my proposal will benefit all Lockheed shareholders.

The Company acknowledges in its letter that in the matter of the position taken by the Pacific Gas & Electric Company (December 22, 1993), the Commission staff did not permit the company to omit a proposal. It tries to differentiate that proposal, concerning layoffs, from my own, claiming that theirs dealt with matters of associated costs and liabilities affecting shareholder value. In that regard, there is no substantive difference between the issues raised with PG&E, and those in my proposal. The Company itself raised associated costs as an issue (see 2-b above). As regards liability, financial liability is certainly an issue in terms of competitiveness, as is legal liability over the Old Bank loss. Sick leave policy can affect the Company's ability to keep or acquire and retain an adequate mix of skills. These certainly constitute concerns of importance to all shareholders.

Not only that, but Lockheed will use LMSC, it's most important unit over the last decade, as a test case for similar impacts on employees of its other operating companies. In my position, I do not have visibility into those policies or processes, but this is not just about a minor change to a policy at one company. If Lockheed's Board of Directors can formulate policy while ignoring employee concerns at LMSC, it will likely feel it can do so throughout the corporation.

4) Last of the four categories in Lockheed's letter is their claim that "The Proposal and Supporting Statement contain Language which is False and Misleading." The Assistant General Counsel has identified each such alleged instance, so I will refute each in turn. The Company's claims here, as elsewhere, are baseless, diversionary, and self-serving.

4-1. The intent here seems to have been misunderstood, or is being deliberately misinterpreted. The first "WHEREAS" clause makes the point that the Company had already greatly reduced the overhead burden on its labor rates, before it ever tried to restrict employee sick leave policies. I know that to be true because Lockheed has spent the last two years hammering home to employees the importance of this step, and touting its progress in this regard.

On the other hand, the Company's claim here is untruthful and irrelevant. Since Lockheed acknowledges in the very next claim that each employee's total amount of sick leave on the books is still twelve days, implementation of the '4&8' policy would have accomplished nothing toward "...gaining control over rising overhead rates at LMSC...", as alleged by the Assistant General Counsel. On the contrary, my statement in the first "WHEREAS" clause is truthful and accurate.

4-2. In attacking my second "WHEREAS" clause, Lockheed conveniently glosses over the difference between the total annual days of sick leave, and employee-discretionary sick leave. The Assistant General Counsel doesn't address my point at all, but tries to divert the Commission's attention from the real issue. Total sick leave did indeed remain at twelve days per year, but that which an employee could use at his or her discretion declined from six days to four, just as I stated, and that amount is less than the industry as a whole enjoys. Again, I have been truthful and accurate whereas the Company has not.

4-3. The next portion attacks my third "WHEREAS" clause wherein I address the existence of an implied contract concerning the discretionary nature of Old Bank sick leave. In law, a contract constitutes an agreement between two parties, and the Company claims that no such contract ever existed, nor was one ever implied. I beg to differ, and I'll tell you why.

Through much of the 1980's, employees enjoyed discretionary use of one sick day per month; twelve per year. Several years ago, around 1989-90, I believe, Lockheed proposed to implement the '6&6' plan. Many employees were upset, and began protesting the loss of discretionary access to half their sick leave. To defuse the protests, the Company emphasized over-and-over the fact that accumulated past sick leave would remain in an Old Bank which employees could use at their discretion once Short Bank sick leave was exhausted. Hence, employees need not worry that they might run short.

That was the principal selling point for '6&6', and in the minds of employees, it was a contract between Lockheed and ourselves; certainly the Company wanted us to think so. For the Assistant General Counsel to now allege that there was, and is, no contract is to put the lie to what Lockheed told employees back then. But, the Company did say it, and to us it did constitute a contractual understanding. Again, my statements are truthful and accurate. Those of the Company are untruthful and self-serving.

4-4. Lockheed's response to my fourth "WHEREAS" clause again represents an attempt to divert the Commission from the facts. The Assistant General Counsel attacks my contention that the implementation of '4&8' will neither "reduce accrued liabilities nor enhance [LMSC's] pricing posture." The Company claims that '4&8' reduces costs and therefore prices. However, it has used flawed logic, and has no factual basis whatsoever for its claim. Here's why.

In the mid-1980's, an employee had access to twelve days of sick leave per year. Now, in 4-2. above, the Company claims that it still provides twelve days of sick leave. That is a balance sheet obligation; an accrued liability which remains until an employee leaves the company. Changing the "Bank" in which the sick leave resides does not affect its status as a liability to Lockheed, or to its component operating company.

In developing business proposals, Lockheed must provide a burdened labor rate for providing people to work the job. If the Company's accrued liability has not changed, the quoted rate cannot be reduced. So, notwithstanding the claims by management, the implementation of '4&8' has nothing to do with reducing overhead to make the Company more competitive. There is certainly the chance that Lockheed will now be able to deny sick leave benefits to employees under some circumstances, which may reduce operating cost at the time. However, that will not reduce our bid rate.

Furthermore, I work as a cost analyst who periodically must factor in the cost of personnel on a program proposal or estimate. I have seen nothing to indicate a lowering of the burden rate as a result of '4&8'. The Company may claim it here, but they don't practice it in my experience.

4-5. The Assistant General Counsel attacks the contention in my supporting statement that the perceived 'confiscation' of Old Bank sick leave may raise issues of legal liability. This is a factual representation of conversations which I have heard discussed among employees. Certain individuals have indicated that if they should need their Old Bank sick leave, and are denied it on the terms promised under the '6&6' plan, they will seek remedy against the Company in court. So, the possibility for legal liability does exist. My statement was a truthful and accurate one.

This example typifies many similar areas of policy disagreement and misunderstanding between management and workforce. The reason is that the Board of Directors, its officers and agents are isolated in their proverbial 'ivory tower', and have little understanding of employee priorities and concerns. Line employees have no practical access to the policy-makers, and lower management cannot, or will not, carry their concerns up the chain of command in any but the most half-hearted way.

4-6. Finally, Lockheed contends that I have inaccurately reflected the amount of sick leave available to employees in my supporting statement. This is essentially the same dispute I addressed in 4-2. above. Once again, the issue is not the total number of days, but the number of days which employees may use, and once more, the Assistant General Counsel tries to lead the staff off the scent. Despite her claim that the discretionary nature of the sick leave is not the point, the fact remains that, in my proposal, it is exactly the point. Lockheed doesn't want to acknowledge the distinction because, in my opinion, its Board of Directors and their agents fear that they are vulnerable on this issue. They want the Commission staff to protect them and their prerogatives.

The Company claims it grants twelve days per year, but an employee may choose to use only four of those, and no more than three at a time. What happens after that to access Long Bank sick leave or disability compensation is convoluted and uncertain, but appears to include getting a doctor's note, filing forms, and obtaining permission outside the department, or else going without pay until one can apply for reimbursement. Speaking as an employee, I'd rather have a sick person stay home than drag himself into work because he's out of discretionary sick leave.

ADDITIONAL NOTES

Lockheed regrettably, has left no stone unturned in its quest to disqualify this proposal. The Assistant General Counsel presents arguments which constitute so much insincere posturing, notable only in their bankruptcy of logic, consistency, and truth. If this fact is not yet clear to the Commission, one more demonstration of the Company's questionable faith is in order.

The following issue was not addressed in the proposal or supporting statement partially because the limit of five hundred words mandated in Rule 14a-8(a) & (b) did not allow sufficient space to raise it as an issue. I also chose to omit it because of the bad light in which it tends to cast the Company since, in addition to being a long-time employee I am an unabashed admirer of what Lockheed has accomplished over the years, and have no desire to threaten it's success; quite the contrary.

However, even granting the highly suspect justifications for the '4&8' plan, the Assistant General Counsel never disclosed to you what I believe was Lockheed's real agenda for imposing '4&8', nor, for that matter, did management ever draw the connection for the line employees between '4&8' and what was to come. Neither I nor my co-workers would have been aware of the ramifications had not someone voluntarily shared with us his management insight.

A word of caution, if you please. This is a complicated issue, and since I, personally, have never sought to use the extended sick leave, hospitalization, or disability benefits, I am not well-acquainted with the details involving waiting periods, percent salary paid, etc. But the basic facts are accurate, and the subterfuge, unfortunately, is obvious.

I and some others believe that the real reason why the Company imposed the '4&8' plan upon LMSC employees pertains to the California State Disability Plan (SDP). Historically, the state of California has administered its own disability plan, requiring companies to place money in state escrow accounts for payment of insurance premiums and administrative costs of state workers.

Recently, California offered companies the alternative of administering their own plans, if a sufficient proportion of employees voted to implement one in preference to the state plan. Lockheed would benefit from this for the following reasons:

1) It could administer its own plan and keep in-house the funds to do so,

2) It could control and derive income from the escrow accounts,

3) We could avoid paying in more in premiums than we took out in benefits. Lockheed told its employees that this had been consistently the case. The Company saw a way to reduce the premiums, and to retain the escrow funds until payout.

It's worth noting that this last point implies Lockheed was under-using its disability allocation, meaning that employees were claiming less sick leave than the California industry average. However, the Company argument used to justify the '4&8' plan, was that Lockheed employees over-used sick leave in comparison to other companies. This dichotomy has never been explained.

But, to digress, Lockheed management formulated a Voluntary Disability Plan (VDP), for which they urged employees to vote. Under the old '6&6' plan, an employee would be about equally well-off under either the VDP or the SDP. The VDP offered a slight premium in maximum benefits and the time it takes effect,

but that was only the 'carrot'. The '4&8' plan was the 'stick'. It was imposed, in effect, to force employees to vote for the Company's "Voluntary" Disability Plan.

Under '6&6', the Short Bank sick leave compensated a persistently sick employee at full salary for twelve working days, or until it (along with his Old Bank if he had one) was exhausted. After that, he or she had access to the restricted sick leave in the Long Bank until the disability plan kicked in. Under '4&8', though, an employee gets only three days compensation at full salary and, if there are weekend days in the middle, those count toward the three despite the fact that they are not paid.

After that, accounts differ depending upon the source, but it appears that compensation ceases unless the worker brings in a doctor's note to request access to his Long Bank sick leave. The SDP kicks in on the eighth day, but since it pays on the basis of a seven-day week, Lockheed gives him only 5/7ths (71.4%) of his normal pay. So the '4&8' plan is actually much harsher toward employees than I was able to describe in 500 words.

However, under the Lockheed VDP, the same employee would stay on full salary during the waiting period, since the VDP augments the shortfall inherent in the '4&8' plan. I think you can see that most employees felt they couldn't afford NOT to vote for this "Voluntary" Disability Plan, even though there was plenty of sentiment to vote against it in protest of the manipulation. Not many, however, felt they could afford the luxury, including yours truly. Under the threat of delayed or lost income, few voted to remain in the State Disability Plan.

The sad part is that, if Lockheed had simply come to the workforce and told us the Company could save money, and jobs, by instituting its own disability plan, the employees would probably have gone along without hesitation or hard feelings. But instead, management felt it had to ensure passage of the VDP, so it imposed the onerous '4&8' plan in advance of the vote. The act and attitude engendered much bitterness and distrust of the Company among employees.

I apologize for going on so long, but I want the Commission to have all the relevant facts I can muster, and to understand that my proposal addresses issues that go right to the heart of Lockheed's management approach. It has implications not just for LMSC, but for all of the operating companies, and for all shareholders as well. My purpose in submitting the proposal is, in my own small way, to try and make management aware that it has taken a wrong turn, and to help rectify a situation which distresses the workforce, thereby threatening productivity and shareholders' equity.

Please understand that there is no other way for line workers to make management responsive to its concerns. We are not organized in unions. Line managers will not champion employee concerns with their superiors because

they are intimidated and fear for their own careers. Lockheed has an 'Open Door Policy' which sometimes works in addressing individual issues. In terms of policy matters, though, it is a farce and a sham. Neither I nor, to my knowledge, any line employee who used it to discuss policy has ever received anything but a recitation of the Company line, amid claims that he or she doesn't understand the facts. An Open Door means nothing without an Open Mind behind it.

For each of the cases discussed above, therefore, the Company is in error, disingenuous, diversionary, self-serving, or dishonest in its assertions as to why it may omit the subject proposal and supporting statement from its proxy materials for the 1994 Annual Meeting of Shareholders. I urge the Commission to reject Lockheed's petition with regard to the subject proposal. If the Commission has questions or requires additional information from me in support of the positions I have espoused here, I urge the staff to contact me at home, 1-415-345-7390, at work, 1-408-756-5785, or in writing at the address on the letterhead.

I note that the Company asks to consult with staff, prior to the issuance of a formal opinion, in the event the Commission should not agree with the positions in Lockheed's letter of January 13th. I can only guess why they would request that, but I would naturally be very concerned at the Commission granting the Company any special notification or consideration. I feel I have a right to be notified and included concerning any discussion or action taken with regard to my proposal.

This letter is being sent first by fax, with a copy following by certified mail. In accordance with the provisions of Rule 14a-8, a copy of this letter is being promptly provided to the registrant. Many thanks for your time, assistance, and consideration.

Sincerely yours,



J. Michael Ryan

encl: Copy of Lockheed Statement of Opposition, dated January 13, 1994



INTERNATIONAL BUSINESS MACHINES CORP (IBM)

1 NEW ORCHARD ROAD
ARMONK, NY 10504
914. 499.1900
http://www.ibm.com

NO ACT

Filed on 01/25/1994 - Period: 12/13/1993
File Number 001-02360



LIVEDGAR® Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

January 25, 1994 000063

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: International Business Machines Corporation (the "Company")
Incoming letter dated December 13, 1993

The proposal requests that the board of directors increase the pensions of retired employees.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,



Amy Bowerman Freed
Special Counsel

6

International Business Machines Corporation

000058

Armonk, New York 10504

93 DEC 17 PM 2:41
RECEIVED
OFFICE OF CHIEF COUNSEL

December 16, 1993

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Amy Bowerman Freed, Esquire
Special Counsel
Division of Corporate Finance
Room #3026 - Mail Stop 3-3

Subject: Stockholder Proposal of Mr. Joseph B. Newcomer

Dear Ms. Freed:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, I am enclosing, as Attachment A, a copy of a proposal dated November 2, 1993 (the "Proposal") submitted by Mr. Joseph B. Newcomer (the "Proponent") seeking to increase the minimum pension under the IBM Retirement Plan. Mr. Newcomer is a shareholder of International Business Machines Corporation (the "Company" or "IBM"). IBM believes the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of shareholders scheduled to be held on April 25, 1994 on the grounds that are discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(c)(7) AS RELATING TO ORDINARY BUSINESS OPERATIONS.

Although we are aware of the Division's position with respect to issuing no-action letters based on Rule 14a-8(c)(7) pending the appeal of the United States District Court decision in New York

City Employees' Retirement System, et. al. v. Securities and Exchange Commission, 1993 U.S. Dist. LEXIS 15672 (Oct. 15, 1993), we respectfully request your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted in reliance upon Rule 14a-8(c)(7). In that connection, we note that the Proposal does not raise important civic, social or policy matters such as those involved in the aforementioned decision.

The Company believes that the Proposals may be omitted from the Company's proxy materials for the 1994 Annual Meeting pursuant to the provisions of Rule 14a-8(c)(7) because they deal with matters relating to the conduct of the ordinary business operations of the Company.

The Commission has determined that a proposal is excludable under Rule 14a-8(c)(7) if the proposal involves business matters that are mundane in nature and does not implicate any substantial policy or other considerations. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, [1976-77 Transfer Binder] Fed. Sec. L. Rep. ¶ 80,812, at 87,123, 87,131 (Nov. 22, 1976).

The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solutions of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." See Hearings on SEC Enforcement Committee Problems Before the Subcommittee of the Senate Committee on Banking & Currency, 85th Congress, 1st Session, part 1, at 119 (1957), quoted in Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19135, [1982 Transfer Binder] Fed. Sec. L. Rep. ¶ 83,262, at 85,339, 85,354 (Oct. 14, 1982).

Seeking increases in, or a minimum level of, pension benefits appears to be a very common subject of stockholder proposals. Just as common are requests by registrants for advice from the staff of the SEC that no enforcement action will be recommended if such proposals are omitted from proxy materials. Six such recent situations are General Electric Company (February 13, 1992), Phillips Petroleum Company (February 13, 1992), American Telephone & Telegraph (December 15, 1992 - Bishop), American Telephone & Telegraph Company (December 15, 1992 - Wykoff), General Electric Company (February 10, 1993) and Roadway Service, Inc. (March 16, 1993).

In each of these situations, stockholders sought to (a) increase or otherwise adjust pension payments upward, (b) establish

unreduced early retirement payments, or (c) establish a minimum pension. And in each of these situations, (and in each of the many precedents upon which the related requests for "no-action letters" were based), the staff of the SEC concluded, in language essentially identical to that in Roadway Services, Inc. (March 16, 1993), that, "the proposal relates to the conduct of the ordinary business of the registrant and therefore may be excludable under Rule 14a-8(c)(7) (i.e., general compensation issues)." Upon the basis of the consistent policy of the staff of the SEC with regard to the subject of the Proposal, notwithstanding the Commission's position pending the appeal of the NYCERS case referred to in the first paragraph of this Section I, IBM requests that no enforcement action be recommended if it excludes the proposal on the basis of Rule 14a-8(c)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(C)(4) AS IT IS DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT WHICH BENEFIT IS NOT SHARED WITH OTHER SECURITY HOLDERS AT LARGE.

The Proponent is a retiree of the Company. The Proposal seeks to increase his personal pension from $519.57 a month to $1,800 a month. ($60 per year of service times his 30 years of service.) The total number of IBM shares held by all retirees, all employees, and all former employees who are not retirees, is less than 6% of shares outstanding. Therefore, the Proponent is requesting, for himself and for other stockholders who hold a relatively small percentage of the stock outstanding, a benefit which will not be shared with other security holders at large. The Commission has consistently taken the position, see Release No. 34-19135 (October 14, 1982), that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, not to further some personal interest. Paragraph (c)(4) of this rule has been cited by registrants, just as consistently, as a basis for omitting proposals seeking to increase or establish a minimum level for pension benefits. In all such cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and, therefore, the staff has not found it necessary to address Rule 14a-8(c)(4) as an alternative basis. IBM believes that Rule 14a-8(c)(4) provides adequate basis for omitting the Proposal from the proxy materials for its 1994 meeting.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 1994 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising him of our intent to exclude his Proposal from the proxy materials for the 1994 Annual Meeting.

Enclosed are seven copies of this letter, incorporating the Proposal as Attachment A, and giving the Company's reasons and legal arguments for omission of the Proposal. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its 1994 proxy materials, I request the opportunity to confer with the staff prior to the issuance of your position. If you wish any further information on this matter, please call me at 914-765-4839. The Proponent is requested to copy me on any response the Proponent may choose to make to the Commission.

Very truly yours,



Robert S. Stone
Associate General Counsel

RSS:jl
Enclosures
cc: Mr. Joseph B. Newcomer

JOSEPH B. NEWCOMER
2090 East Lilac Lane
Decatur, Georgia 30032

Attachment A

November 2, 1993

Office of the Secretary
IBM Corporation
Armonk, New York 10504

Dear Mr. Secretary:

In the June 1992 issue of Money Magazine, a chart indicated an IBM retiree at age 65, with 30 years of service, would receive $18,411.00 per year pension.

I retired in 1975 after 30 years of service, 22 years of which I took C.E. calls all hours of the day and night, including Saturdays, Sundays, and holidays. My pension is $519.57 per month.

Since $18,411.00 is approximately $60.00 per month for each year of service, I suggest that IBM stockholders request the IBM Board of Directors to raise the minimum pension to $60.00 per month for each year of service.

My retirement pension is about three times the minimum of $6.50 per month for every year of service as specified in the original plan; therefore in the event the IBM stockholders feel they cannot ask the IBM Board to raise the minimum to $60.00 per month for every year of service, I ask the IBM stockholders to request the IBM Board of Directors to reduce the maximum IBM pension to $75,000.00 per year, (which is three times the maximum of $25,000.00 per year specified when the plan was announced), effective July 1, 1994.

Yours truly,


Joseph B. Newcomer



GENERAL ELECTRIC CO (GE)

3135 EASTON TURNPIKE
W3M
FAIRFIELD, CT 06828
203-373-2211
http://www.ge.com

NO ACT

Filed on 01/25/1994 - Period: 12/17/1993
File Number 001-00035



LIVEDGAR Information Provided by Global Securities Information, Inc.
800.669.1154
www.gsionline.com

January 25, 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: General Electric Company (the "Company")
Incoming letter dated December 17, 1993

The proposal requests that the board of directors increase the pensions of former employees.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

This response shall also apply to any future submissions to the Company of the same or similar proposals by the same proponent. Accordingly, the Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,



Amy Bowerman Freed
Special Counsel

1934 Act, Section 14(a)
Rule 14a-8(d)



000045

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203 373 2442

December 17, 1993

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20459

Re: Omission of Share Owner Proposal by Arthur H. Gerow

Gentlemen and Ladies:

Pursuant to Rule 14a-8(d) under the Securities and Exchange Act of 1934 ("Exchange Act"), this letter is to inform you that General Electric Company ("GE") intends to omit from its proxy statement for its 1994 Annual Meeting a proposal resubmitted by share owner Arthur H. Gerow. This 1994 proposal deals with the same subject matter as the proposals that the Division of Corporation Finance Staff ("Staff") allowed GE to omit in 1993 and 1992 on the grounds of ordinary business. Mr. Gerow's proposal reads as follows:

> Resolved: That the share owners recommend the Board of Directors increase the pensions of the approximately 171,000 former General Electric employees and beneficiaries. Such increase to be calculated from the date of the former employees' retirement to compensate for the many substantial upward revisions made to the pension plan AFTER these employees had retired.

Copies of this proposal and the supporting statement are enclosed.

As in 1993 and 1992, it is GE's opinion that this proposal is excludable pursuant to Rule 14a-8(c)(7) under the Exchange Act because it deals with a matter relating to the conduct of the ordinary business operations of GE. It is also GE's opinion that this proposal is excludable pursuant to Rule 14a-8(c)(4) because it deals with a personal grievance not shared with other GE share owners and Rule 14a-8(c)(1) because the subject it deals with is not a proper subject for action by share owners under New York law.

A. The Proposal Relates to The Conduct of The Ordinary Business Operations of GE.

Mr. Gerow proposes that the pensions of the current retirees be adjusted upward to reflect changes made to the pension plan after their retirement. This proposal, although not identical in wording, is essentially the same proposal that Mr. Gerow has submitted in the past two years. In each of the past two years, the Staff has permitted Mr. Gerow's proposal to be excluded under

Rule 14a-8(c)(7) because the proposal to increase pension benefits for older retirees dealt with a matter "relating to the conduct of the ordinary business operations of the registrant (i.e. general compensation issues)." See, General Electric Company (February 10, 1993) and General Electric Company (February 13, 1992).

While in 1992 the Staff changed its policy to require inclusion of proposals dealing with the compensation of executive officers, the Staff has consistently concurred that share owner proposals concerning pension benefits are excludable on the ground that they are matters relating to the conduct of ordinary business operations. For example, in Nynex (February 10, 1993), a proposal requesting the company to give consideration to benefits, service credits and other union arrangements held by former employees of a merged company was permitted to be omitted by the Staff "under Rule 14a-8(c)(7) as relating to the conduct of ordinary business operations (i.e., employee pension and welfare benefits)."

On numerous other occasions, the Staff has issued no-action letters stating that the proposals regarding pensions and other retirement benefits are excludable under Rule 14a-8(c)(7) because such proposals relate to the conduct of the ordinary business operations of a company. Attached is a copy of General Electric's no-action letter request dated December 11, 1992 relating to Mr. Gerow's proposal which cites other examples.

Unlike the subject matter at issue in the Cracker Barrel litigation, Mr. Gerow's proposal seeks share owner action on a matter which has traditionally been deemed by the Staff to relate to the conduct of ordinary business operations of a company. It is GE's opinion that it is excludable under Rule 14a-8(c)(7).

B. The Proposal Relates to The Redress of a Personal Claim or Grievance

Rule 14a-8(c)(4) permits the omission of a proposal which relates to the redress of a personal claim or grievance against the registrant, or one that is designed to result in a benefit to the proponent without benefiting the other security holders at large.

Mr. Gerow retired from the Company in January 1983, after 31 years, 11 months of service. In his proposal, Mr. Gerow is asking that pensions be adjusted upward from the date of the former employee's retirement. The intent of Mr. Gerow's proposal is to benefit Mr. Gerow as a long-term retiree. There is nothing to suggest that the proposal would provide a benefit to other share owners at large.

Furthermore, Mr. Gerow's proposal is designed to redress Mr. Gerow's personal grievance against General Electric concerning the size of his pension. Since Mr. Gerow's retirement he has written to General Electric several times concerning the size of his pension. Not satisfied with the Company's response, he has now resorted to the share owner proposal process claiming in his supporting statement that long-term General Electric employees are being "discriminated against." He continues to submit his proposal for a third year even though the Staff has ruled twice before that his proposal could be omitted on the grounds of "ordinary business."

Rule 14a-8(c)(4) is designed to prevent share owners from abusing the share owner proposal process to achieve personal ends that are not necessarily in the common interest of the other share owners. Securities Exchange Act Release No. 34-20091 (August 16, 1983). The Commission has stated that even proposals presented in broad terms in an effort to be of general interest to all share owners may nevertheless be omitted from a proxy statement when prompted by personal concerns. Securities Exchange Act Release No. 34-19135 (October 14, 1982). The Staff has ruled consistently on this issue. In Ford Motor Company (March 16, 1992) the Staff concurred that a proposal regarding the company's policies and practices concerning quality control and customer relations could be excluded pursuant to Rule 14a-8(c)(4) noting that the proponent had an ongoing complaint against the company concerning the extended service plan. See also General Electric Company (January 6, 1993) (resubmitted proposals intended to redress a personal grievance against the Board for excluding prior proposals omitted under Rule 14a-8(c)(4)); General Electric Company (January 11, 1988) (proposal to institute an appeal process for aggrieved individual employees omitted under Rule 14a-8(c)(4)).

Mr. Gerow's intent is to raise his pension. His proposal is clearly not designed to benefit all share owners at large. In fact, increased pension benefits to long-term retirees may result in reduced profits for share owners. The proposal has been submitted to redress a personal claim or grievance of Mr. Gerow against General Electric and is designed to result in a personal benefit to Mr. Gerow. Therefore, it is excludable under Rule 14a-8(c)(4).

C. The Proposal is Not a Proper Subject for Action by Security Holders

Rule 14a-8(c)(1) permits the exclusion of a share owner proposal if it is not a proper subject matter for share owner action under state law. General Electric is incorporated in the State of New York. Mr. Gerow's proposal concerning a pension increase deals with a matter which, under New York law is within the discretion of the Board of Directors.

Section 701 of the New York Business Corporation Law, set forth below, vests management of a New York corporation in its board of directors, not its share owners, except for certain limitations which may appear in a corporation's certificate of incorporation:

> "Subject to any provision in the certificate of incorporation authorized by paragraph (b) of Section 602 (Agreements as to Voting; provision in certificate of incorporation as to control of directors) or by paragraph (b) of Section 715 (Officers), the business of a corporation shall be managed under the direction of its board of directors, each of whom shall be at least eighteen years of age. The certificate of incorporation or the bylaws may prescribe other qualifications for directors."

Neither the New York Business Corporation Law nor General Electric's Restated Certificate of Incorporation contains any provision that in any way limits the general authority of the Board to manage the business of the corporation. It is the Board's perogative, not the share owners, to decide when specific pension increases should be granted.

Accordingly, it is my opinion as counsel to General Electric, admitted in New York, that Mr. Gerow's proposal is not a proper subject for action by the share owners under New York law and may be excluded under Rule 14a-8(c)(1).

* * *

GE respectfully requests the concurrence by the Staff in GE's determination to omit Mr. Gerow's proposal from GE's proxy statement. Five additional copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(d) under the Exchange Act. By copy of this letter, Mr. Gerow is being notified that GE does not intend to include the proposal in the proxy materials.

It is expected that GE's definitive proxy material will be filed with the Securities and Exchange Commission on or about March 9, 1994, the date on which GE will begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements GE intends to start printing the proxy statement on February 11, 1994 and would appreciate the Staff's response prior to that date. GE's Annual Meeting is scheduled to be held on April 27, 1994.

If you have any questions, please do not hesitate to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Encs.

cc: Mr. Arthur H. Gerow
637 Cascade Road
Cincinnati, OH 45240

Mr. John Brousseau
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

000050

RECEIVED

JUL - 1 1993

B. W. HEINEMAN, JR.

June 25, 1993

RECEIVED

JUL 02 1992

ELIZA W. FRASER

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06431

Attention: Mr. Benjamin W. Heineman, Jr.,
Secretary

Dear Mr. Heineman,

Please be advised that I intend to present the enclosed Proposal at the 1994 Annual Meeting of General Electric shareowners.

A copy of the appropriate stock certificate is enclosed.

Very truly yours,



Arthur H. Gerow
637 Cascade Road
Cincinnati, Ohio 45240
(513) 825-2694

SHAREOWNER PROPOSAL
GENERAL ELECTRIC COMPANY ANNUAL MEETING
APRIL 27, 1994

000051

RESOLVED: That the shareowners recommend the Board of Directors increase the pensions of the approximately 171,000 former General Electric employees and beneficiaries. Such increase to be calculated from the date of the former employees' retirement to compensate for the many substantial upward revisions made to the pension plan AFTER these employees had retired.

SUPPORTING STATEMENT: On pages 48 and 49 of the 1992 Annual Report the value of the Pension Trust is shown as 24.2 billion dollars. The total obligations to pay the future pensions of all current employees, current retirees and former employees with vested rights is 18.0 billion dollars.

The Pension Trust is not only fully funded but it has a surplus of 6.2 billion dollars. The Company has not contributed one cent to the Pension Trust since 1987 and yet the surplus has increased to 6.2 billion dollars from 2.7 billion dollars in these past 5 years.

The Company has not indicated what it intends to do with this 6.2 billion dollar surplus but obviously it intends to continue withholding contributions to the Pension Trust, as it has since 1987.

The Company claims fairness in treating current retirees based on its granting small, across-the-board, increases of 5% in 1984, 3% in 1989 and 5% in 1991. The Company says this is better than any of the other large companies against which they compared performance. Of course, General Electric doesn't mention that the pension funds of the other companies are under-funded and that these other companies are making annual payments into their pension funds to keep them financially solvent.

The brutal truth is that . long-term General Electric retirees are being discriminated against because the pension plan for current employees was significantly improved in 1983, 1986, 1988, 1991 and even as late as 1993. Pensioners who retired from the Company prior to these increases had their pensions calculated on a much lower base.

I feel, and I think most long-term retirees feel that they made contributions of significant value to the Company during their working lifetime. It's difficult to understand why General Electric doesn't use a substantial portion of the 6.2 billion dollar Pension Trust surplus to fairly balance their obligations to long-term retirees. We are not talking about adversely affecting the Company's bottom line because there are no Company funds involved.

Mr. Welch claims to be a proponent of "boundarylessness" so G.E. employees can get closer to their customers, suppliers and all of the constituencies upon which the Company depends. Show the 171,000 retirees and beneficiaries that they remain a constituent of the General Electric Company by marking your PROXY FOR this proposal.

Shareowner Arthur H Gerow
6/25/93

Arthur H. Gerow
637 Cascade Road
Cincinnati, OH 45240
(513) 825-2694

Ecl. Stock Certificate

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated December 30, 2004

The proposal seeks to eliminate pension plan offsets from predecessor company pension plans and bring parity to all existing pension plans.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ConocoPhillips relies.

Sincerely,



Robyn Manos
Special Counsel